UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16 of the Securities Exchange Act of 1934
February, 2010
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli, Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0055
(Address of principal executive offices)
Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐       No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐       No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by International Accounting Standard Board (“IASB”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to “U.S. GAAP” are to United States Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or “the Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of New York on December 31, 2009, which was Rs. 46.40 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
In addition to historical information, this Quarterly Report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:
•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our expectations regarding the outcome of on-going legal proceedings and disputes with Indian tax authorities and the impact of such proceedings and disputes on our liquidity, results of operations, financial condition and cash flows;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the future impact of our acquisitions;

•	projections that our cash and cash equivalents along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.
We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, as noted above, all forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements in this report, including the factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.
Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Quarterly Report and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

Table of Contents

Part I — Financial Information	5

Item 1. Financial Statements	5
Unaudited Condensed Consolidated Interim Statements of Financial Position	5
Unaudited Condensed Consolidated Interim Statements of Income	6
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income	7
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	8
Unaudited Condensed Consolidated Interim Statements of Cash Flows	9
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	10
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	69
Item 3. Quantitative and Qualitative Disclosure about Market Risk	85
Item 4. Controls and Procedures	85

Part II — Other Information	85

Item 1. Legal Proceedings	85
Item 1A. Risk Factors	85
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	85
Item 3. Defaults Upon Senior Securities	86
Item 4. Submission of Matters to a Vote of Security Holders	86
Item 5: Other Information	86
Item 6: Exhibits	87
Exhibit 19.1
Exhibit 31.1
Exhibit 31.2
Exhibit 32

Part I — Financial Information
Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Interim Statements of Financial Position
(Rupees in millions, except share and per share data, unless otherwise stated)

	As at March 31,		As at December 31,
	Notes	2009	2009	2009
				Convenience
				Translation into US
				$ in millions
ASSETS
Goodwill	5	56,143	55,799	1,203
Intangible assets	5	3,493	4,152	89
Property, plant and equipment	4	49,794	53,074	1,144
Investment in equity accounted investees	16	1,670	1,991	43
Deferred tax assets	18	4,369	2,237	48
Other non-current assets	11	8,083	8,402	181

Total non-current assets		123,552	125,655	2,708

Inventories	9	7,587	7,880	170
Trade receivables	8	48,652	50,035	1,078
Other current assets	11	14,941	19,791	427
Unbilled revenues		14,108	16,385	353
Available for sale investments	7	16,543	39,855	859
Current tax assets		9,827	11,767	254
Cash and cash equivalents	10	49,117	42,563	917

Total current assets		160,775	188,276	4,058

TOTAL ASSETS		284,327	313,931	6,766

EQUITY
Share capital		2,930	2,935	63
Share premium		27,280	28,810	621
Retained earnings		126,646	153,664	3,312
Share based payment reserve		3,745	3,178	68
Other components of equity		(12,915)	(6,623)	(143)
Shares held by controlled trust		(542)	(542)	(12)

Equity attributable to the equity holders of the Company		147,144	181,422	3,910
Minority interest		237	393	8

Total equity		147,381	181,815	3,918

LIABILITIES
Loans and borrowings	12	19,681	19,079	411
Employee benefit obligations	22	3,111	2,907	63
Derivative liabilities	15	8,767	4,089	88
Deferred tax liabilities	18	474	400	9
Other non-current liabilities and provisions	14	1,258	757	16

Total non-current liabilities		33,291	27,232	587

Loans and borrowings and bank overdrafts	12	37,211	35,849	773
Trade payables and accrued expenses	13	41,650	44,497	959
Unearned revenues		8,453	8,423	182
Current tax liabilities		6,492	7,666	165
Derivative liabilities	15	3,255	958	21
Other current liabilities and provisions	14	6,594	7,491	161

Total current liabilities		103,655	104,884	2,260

TOTAL LIABILITIES		136,946	132,116	2,847

TOTAL EQUITY AND LIABILITIES		284,327	313,931	6,766

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

WIPRO LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Interim Statements of Income
(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,				Nine months ended December 31,
	Notes	2008	2009	2009	2008	2009	2009
				Convenience			Convenience
				Translation into US			Translation into US
				$ in millions			$ in millions
Revenues		65,898	69,380	1,495	191,616	202,185	4,357
Cost of revenues		(46,409)	(47,766)	(1,029)	(134,850)	(138,534)	(2,986)

Gross profit		19,489	21,614	466	56,766	63,651	1,372

Selling and marketing expenses		(4,364)	(4,817)	(104)	(12,996)	(13,547)	(292)
General and administrative expenses		(4,191)	(3,655)	(79)	(10,933)	(11,183)	(241)
Foreign exchange gains/(losses), net		186	394	8	(792)	(772)	(17)

Results from operating activities		11,120	13,536	292	32,045	38,149	822

Finance and other income/(expense), net	19	452	721	16	1,001	1,757	38
Share of profits of equity accounted investees	16	114	128	3	327	354	8

Profit before tax		11,686	14,385	310	33,373	40,260	868

Income tax expense	18	(1,571)	(2,322)	(50)	(4,574)	(6,279)	(135)

Profit for the period		10,115	12,063	260	28,799	33,981	732

Attributable to:

Equity holders of the Company		10,099	12,032	259	28,749	33,842	729
Minority interest		16	31	1	50	139	3

Profit for the period		10,115	12,063	260	28,799	33,981	732

Earnings per equity share:	20
Basic		6.94	8.25	0.18	19.78	23.23	0.50
Diluted		6.91	8.19	0.18	19.66	23.04	0.50
Weighted average number of equity shares used in computing earnings per equity share
Basic		1,454,578,545	1,457,758,937	1,457,758,937	1,453,654,904	1,456,931,312	1,456,931,312
Diluted		1,461,046,302	1,469,303,689	1,469,303,689	1,462,331,122	1,469,028,352	1,469,028,352
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

WIPRO LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income
(Rupees in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2008	2009	2009	2008	2009	2009
				Convenience			Convenience
				Translation			Translation
				into US $ in			into US $ in
				millions			millions
Profit for the period		10,115	12,063	260	28,799	33,981	732

Other comprehensive income, net of taxes:
Foreign currency translation differences	17	(703)	(654)	(14)	1,867	(117)	(3)
Effective portion of changes in fair value of cash flow hedges	15	(1,691)	2,924	63	(12,896)	6,450	139
Net changes in fair value of available for sale investments	7	(2)	(7)	—	(114)	(71)	(2)

Total other comprehensive income, net of taxes		(2,396)	2,263	49	(11,143)	6,262	135

Total comprehensive income for the period		7,719	14,326	309	17,656	40,243	867

Attributable to:
Equity holders of the Company		7,695	14,306	309	17,580	40,134	865
Minority interest		24	20	—	76	109	2

		7,719	14,326	309	17,656	40,243	867

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

WIPRO LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Interim Statements of Changes in Equity
(Rupees in millions, except share and per share date, unless otherwise stated)

	Attributable to equity holders of the Company
						Other components of equity
										Equity
					Share	Foreign			Share held	attributable
					based	currency	Cash flow		by	to the equity
		Share	Share	Retained	payment	translation	hedging	Other	controlled	holders of the	Minority
	No. of shares	capital	premium	earnings	reserve	reserve	reserve	reserve	Trust	Company	interest	Total equity
As at April 1, 2008	1,461,453,320	2,923	25,373	94,728	3,149	(10)	(1,097)	404	—	125,469	116	125,585
Cash dividend paid (including dividend tax thereon)				(6,842)						(6,842)		(6,842)
Issue of equity shares on exercise of options	2,271,518	4	1,198		(1,102)					100		100

Profit for the period				28,749						28,749	50	28,799
Other comprehensive income						1,840	(12,896)	(114)		(11,170)	27	(11,144)
Compensation cost related to employee share based payment					1,483					1,483		1,483
As at December 31, 2008	1,463,724,838	2,927	26,571	116,635	3,530	1,830	(13,993)	290	—	137,790	193	137,983

As at April 1, 2009	1,464,980,746	2,930	27,280	126,646	3,745	1,533	(14,533)	85	(542)	147,144	237	147,381
Cash dividend paid (including dividend tax thereon)				(6,823)						(6,823)		(6,823)
Issue of equity shares on exercise of options	2,591,336	5	1,530		(1,528)					7	—	7
Profit for the period				33,842						33,842	139	33,981
Other comprehensive income						(87)	6,450	(71)		6,292	(30)	6,262
Infusion of capital, net										—	47	47
Compensation cost related to employee share based payment					961					961	—	961
As at December 31, 2009	1,467,572,082	2,935	28,810	153,664	3,178	1,446	(8,083)	14	(542)	181,422	393	181,815

Convenience translation into US $ in millions		63	621	3,312	68	31	(174)	—	(12)	3,910	8	3,918
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

WIPRO LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Interim Statements of Cash Flows
(Rupees in millions, except share and per share date, unless otherwise stated)

	Nine months ended December 31,
	2008	2009	2009
			Convenience
			Translation into US
			$ in millions
Cash flows from operating activities:
Profit for the period attributable to equity holders of the Company	28,749	33,842	729
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment	(19)	(27)	(1)
Depreciation and amortization	4,998	5,944	128
Unrealized exchange (gain) / loss	2,170	(920)	(20)
Impact of cash flow hedging activities	(7,529)	4,397	95
Gain on sale of investments	(668)	(306)	(7)
Share based compensation	1,483	961	21
Income tax expense	4,574	6,279	135
Share of profits of equity accounted investees	(327)	(354)	(8)
Minority interest	50	139	3
Dividend and interest (income)/expenses, net	(1,477)	(1,789)	(39)
Changes in operating assets and liabilities:
Trade and other receivable	(8,776)	(1,918)	(41)
)Unbilled revenues	(5,602)	(2,631)	(57)
Inventories	(1,110)	(142)	(3)
Other assets	(3,451)	(575)	(12)
Trade payables and accrued expenses	10,920	3,220	69
Unearned revenues	2,346	(30)	(1)
Other liabilities	3,485	402	9

Cash generated from operating activities before taxes	29,816	46,492	1,002
Income taxes (paid) / refund, net	(3,441)	(6,520)	(141)

Net cash generated from operating activities	26,375	39,972	861

Cash flows from investing activities:
Expenditure on property, plant and equipment and intangible assets	(12,248)	(9,900)	(213)
Proceeds from sale of property, plant and equipment	183	208	4
Purchase of available for sale investments	(268,762)	(255,471)	(5,506)
Proceeds from sale of available for sale investments	263,876	232,392	5,008
Investment in inter-corporate deposits	(250)	(9,000)	(194)
Refund of inter-corporate deposits	250	4,750	102
Payment for business acquisitions, net of cash acquired	(1,192)	(2,555)	(55)
Interest received	1,290	1,743	38
Dividend received	1,939	1,096	24

Net cash used in investing activities	(14,914)	(36,737)	(792)

Cash flows from financing activities:
Proceeds from issuance of equity shares	76	9	—
Proceeds from issuance of equity shares by a subsidiary	—	64	1
Repayment of loans and borrowings	(51,908)	(45,315)	(977)
Proceeds from loans and borrowings	47,425	43,103	929
Payment of cash dividend (including dividend tax thereon)	(6,828)	(6,823)	(147)
Interest paid on loans and borrowings	(1,816)	(896)	(19)

Net cash used in financing activities	(13,051)	(9,858)	(212)

Net decrease in cash and cash equivalents during the period	(1,590)	(6,623)	(143)
Effect of exchange rate changes on cash and cash equivalents	485	(619)	(13)
Cash and cash equivalents at the beginning of the period	38,912	48,232	1,039

Cash and cash equivalents at the end of the period (Note 10)	37,807	40,990	883

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

WIPRO LIMITED AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(Rupees in millions, except share and per share data, unless otherwise stated)
1.	The Company overview:

Wipro Limited (“Wipro” or the “Parent Company”); together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Outsourcing (“BPO”) services, globally. Further, Wipro has other businesses such as IT Products, Consumer Care and Lighting and Infrastructure engineering.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore — 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange. These condensed consolidated interim financial statements were authorized for issue by Audit Committee on February 08, 2010.

2.	Basis of preparation of financial statements
(i)	Statement of compliance:

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(ii)	Basis of preparation

These condensed consolidated interim financial statements are covered by IFRS 1, “First Time Adoption of IFRS”, as they are part of the period covered by the Company’s first IFRS financial statements for the year ending March 31, 2010 and are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The condensed consolidated interim financial statements corresponds to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements". For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes, where applicable.

Until the adoption of IFRS, the financial statements included in the Company’s Annual Report on Form 20-F and Quarterly Reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). However, the transition to IFRS has been carried out from the accounting principles generally accepted in India (Indian GAAP), which is considered as “Previous GAAP”, for purposes of IFRS 1. An explanation of the effect of the transition from Previous GAAP to IFRS on the Company’s equity and profit is provided in Note 3 (xviii). In addition, a reconciliation of the Company’s equity and profit between Previous GAAP and U.S. GAAP is provided in Note 25.

The preparation of these condensed consolidated interim financial statements resulted in changes to the Company’s accounting policies as compared to most recent annual financial statements prepared under Previous GAAP. Accounting policies have been applied consistently to all periods presented in the condensed consolidated interim financial statements including the preparation of the IFRS opening statement of financial position as at April 1, 2008 for the purpose of the transition to IFRS and as required by IFRS 1. These accounting policies have been applied consistently by all entities within the Group.

(iii)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for certain financial instruments that have been measured at fair value as required by relevant IFRS.

(iv)	Convenience translation

The accompanying condensed consolidated interim financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the condensed consolidated financial statements as of and for the three and nine months ended December 31, 2009, have been translated into United States dollars at the certified foreign exchange rate of $1 = Rs. 46.40, as published by Federal Reserve Board of New York on December 31, 2009. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the condensed consolidated financial statements is included in the following notes:
a)	Revenue recognition: The Company uses the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, the Company has not incurred a material loss on any fixed-price and fixed-timeframe contract.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the U.S. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though, the Company considers all these issues in estimating income taxes, there could be an unfavorable resolution of such issues.

d)	Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required.

Similarly, the Company provides for inventory obsolescence, excess inventory and inventories with carrying values in excess of net realizable value based on assessment of the future demands, market conditions and specific inventory management initiatives. If market conditions and actual demands are less favorable than the Company’s estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical cost and net realizable value. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.
3.	Significant accounting policies:
(i)	Basis of consolidation:

Subsidiaries

The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account.

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

Equity accounted investees

Equity accounted investees are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of equity of another company. Investments in such entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost.

(ii)	Functional and presentation currency:

Items included in the condensed consolidated interim financial statements of each of the Company’s subsidiaries and equity accounted investees are measured using the currency of the primary economic environment in which those entities operate (the “functional currency”). These condensed consolidated interim financial statements are presented in Indian Rupee, the national currency of India, which is the functional currency of Wipro Limited and its domestic subsidiaries and equity accounted investees.

(iii)	Foreign currency transactions and translation:
a)	Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and reported within foreign exchange gains/(losses), net under operating income. Gains/losses relating to translation or settlement of debt denominated in foreign currency are reported in finance and other income / (expense), net.

b)	Foreign operations

For the purpose of presenting condensed consolidated interim financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into Indian Rupee using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income, a component of equity in foreign currency translation reserve (FCTR). When a foreign operation is disposed of, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

c)	Others

Foreign currency differences arising on the translation or settlement of a financial liability designated and effective as a hedge of a net investment in a foreign operation is recognized in other comprehensive income, a component of equity in the FCTR. When the hedged part of a net investment is disposed of, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Foreign currency differences arising from translation of intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in other comprehensive income, a component of equity in the FCTR.
(iv)	Financial Instruments
a)	Non-derivative financial instruments

Non derivative financial instruments consist of:
–	financial assets, which include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets;

–	financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.
Non derivative financial instruments are recognized initially at fair value including any directly attributable transaction costs. Financial assets are derecognized when all of the risks and rewards of ownership have been transferred.

Subsequent to initial recognition, non derivative financial instruments are measured as described below:

A. Cash and cash equivalents

The Company’s cash and cash equivalent consist of cash on hand and in banks and demand deposits with bank.

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts.

B. Available-for-sale financial assets

The Company has classified investments in liquid mutual funds and equity securities, other than equity accounted investees and certain debt securities as available-for-sale financial assets. These investments are measured at fair value and changes therein are recognized in other comprehensive income, a component of equity in other reserve. The impairment losses, if any, are reclassified from equity into statement of income. When an available for sale financial asset is derecognized, the related cumulative gain or loss in other comprehensive income is transferred to statement of income.

C. Others

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
b)	Derivative financial instruments

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.

The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is a bank.

Derivatives are recognized and measured at fair value.

A. Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income, a component of equity in the cash flow hedging reserve to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction.

B. Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investment in foreign operations. The Company has also designated a combination of foreign currency denominated borrowings and related cross-currency swaps as hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, a component of equity in the FCTR to the extent that the hedge is effective.

C. Others

Changes in fair value of derivatives not designated as cash flow hedges or hedges of net investment in foreign operations and ineffective portion of cash flow hedges are recognized in the statement of income and reported within foreign exchange gains/(losses), net under operating income.

Changes in fair value and gain/(losses) on settlement of derivatives relating to borrowings, which have been not designated as hedges are recorded in finance and other income/(expense), net.
(v)	Equity and share capital
a)	Share capital and share premium

The Company has only one class of equity shares. The authorized share capital of the Company is 1,650,000,000 equity shares, par value Rs. 2 per share. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of the equity shares, as reflected in the records of the Company as of the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b)	Shares held by controlled trust (Treasury shares):

The Company’s equity shares held by the controlled trust are classified as Treasury Shares. The Company has 8,930,563 treasury shares as of March 31, 2009 and December 31, 2009. Treasury shares are recorded at acquisition cost. During the year ended March 31, 2009, the Company completed the merger of a few of its subsidiaries with itself. Pursuant to the terms of merger approved by the courts in India, the Company issued 968,803 fully paid equity shares amounting to Rs. 542 to a controlled trust.

c)	Retained earnings

Retained earnings contain the Company’s prior years’ undistributed profit after taxes. A portion of these earnings amounting to Rs. 1,144 is not freely available for distribution.

d)	Share based payment reserve

The share based payment reserve is used to record the value of equity-settled share based payments provided to employees. The amounts recorded in share based payment reserve are transferred to share premium upon exercise of stock options by employees.

e)	Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income (net of taxes), a component of equity in the cash flow hedging reserve.

f)	Foreign currency translation reserve

The exchange difference arising from the translation of financial statements of foreign subsidiaries and changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations (net of taxes) is recognized in other comprehensive income (net of taxes), a component of equity in the FCTR.

g)	Other reserve

Changes in the fair value of available for sale financial assets is recognized in other comprehensive income (net of taxes), a component of equity (net of taxes) in other reserve.

h)	Dividend

Final dividend including tax thereon on the common stock is recorded as a liability on the date of approval by the shareholders. Interim dividend including tax thereon are recorded as a liability on the date of declaration by the board of directors.
(vi)	Property, plant and equipment:
a)	Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. Borrowing costs directly attributable to the construction or production of a qualifying asset are capitalized as part of the cost.

b)	Depreciation

The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Assets acquired under finance lease and leasehold improvements are amortized over the shorter of estimated useful life or the related lease term. The estimated useful lives of assets are as follows:

Category	Useful life
Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Computer equipment and software	2 to 6 years
Furniture, fixtures and equipment	3 to 10 years
Vehicles	4 years
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as of each reporting date and the cost of property, plant and equipment not available for use before such date are disclosed under capital work- in-progress.

(vii)	Business combination, Goodwill and Intangible assets:

Business combinations consummated subsequent to the Transition date are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Contingent consideration is recorded when it is probable that such consideration would be paid and can be measured reliably.
a)	Goodwill

The excess of the cost of acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognized as goodwill. If the cost of acquisition is less than the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities, the difference is recognized immediately in the statement of income.

b)	Intangible assets

Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and consumed. Intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually and written down to the fair value as required.

The estimated useful lives of the amortizable intangibles assets are as follows:

Category	Useful life
Customer-related intangibles	2 to 6 years
Marketing related intangibles	20 to 30 years
(viii)	Leases
a)	Arrangements where the Company is the lessee

Leases of property, plant and equipment, where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lower of the fair value of the leased property and the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are recognized in statement of income on a straight-line basis over the lease term.

b)	Arrangements where the Company is the lessor

In certain arrangements, the Company recognizes revenue from sale of products given under finance leases. The Company records gross finance receivables, unearned income and the estimated residual value of the leased equipment on consummation of such leases. Unearned income represents the excess of the gross finance lease receivable plus the estimated residual value over the sales price of the equipment. The Company recognises unearned income as financing revenue over the lease term using effective interest method.
(ix)	Inventories

Inventories are valued at lower of cost and net realizable value, including necessary provision for obsolescence. Cost is determined using the weighted average method.

(x)	Impairment
a)	Financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. If any such indication exists, the Company estimates the amount of impairment loss.

A. Loans and receivables

Impairment losses on trade and other receivables are recognized using separate allowance accounts. Refer Note 2 (v) (d) for further information regarding the determination of impairment.

B. Available for sale financial asset

When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in other comprehensive income, a component of equity in other reserve is transferred to the statement of income. An impairment loss may be reversed in subsequent periods, if the indicators for the impairment no longer exist.

b)	Non financial assets

The Company assesses long-lived assets, such as property, plant, equipment and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. At each reporting date the Company determines whether there are any indicators of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the statement of income. If at the reporting date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.

c)	Goodwill

Goodwill is tested for impairment at least annually at the same time and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represent the lowest level at which goodwill is monitored for internal management purposes.
(xi)	Employee Benefit
a)	Post-employment and pension plans

The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks fall on the Company. The present value of the defined benefit obligations is calculated using the projected unit credit method.

The company has the following employee benefit plans:

A. Provident fund

Employees receive benefits from a provident fund. The employer and employees each make periodic contributions to the plan. A portion of the contribution is made to the approved provident fund trust managed by the Company; while the remainder of the contribution is made to the government administered pension fund.

B. Superannuation

Superannuation plan is administered by Life Insurance Corporation of India and ICICI Prudential Insurance Company Limited. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary.

C. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The Company’s obligation in respect of the gratuity plan, which is a defined benefit plan, is provided for based on actuarial valuation using the projected unit credit method.

The Company recognizes actuarial gains and losses immediately in the statement of income.

b)	Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefit as a result of an offer made to encourage voluntary redundancy.

c)	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are recorded as expense as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

d)	Compensated absences

The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilised accumulating compensated absences and utilise it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognizes accumulated compensated absences based on actuarial valuation.

Non-accumulating compensated absences are recognized in the period in which the absences occur.
(xii)	Share based payment transaction:

Employees of the Company receive remuneration in the form of equity instruments, for rendering services over a defined vesting period. Equity instruments granted is measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recorded by a corresponding increase to the share based payment reserve, a component of equity.

The equity instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortization). The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

(xiii)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset, if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(xiv)	Revenue:

The Company derives revenue primarily from software development and related services, BPO services, sale of IT and other products.
a)	Services:

The Company recognizes revenue when the significant terms of the arrangement are enforceable, services are being delivered and the collectability is reasonably assured. The method for recognizing revenues and costs depends on the nature of the services rendered:

A. Time and materials contracts

Revenues and costs relating to time and materials contracts are recognized as the related services are rendered.

B. Fixed-price contracts

Revenues from fixed-price contracts, including systems development and integration contracts are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company does not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the statement of income in the period in which such losses become probable based on the current contract estimates.

‘Unbilled revenues’ represent cost and earnings in excess of billings as at the end of the reporting period. ‘Unearned revenues’ represent billing in excess of revenue recognized. Advance payments received from customers for which no services are rendered is recognized as ‘Advance from customers’.

C. Maintenance contract

Revenue from maintenance contracts is recognized ratably over the period of the contract using the percentage of completion method.

b)	Products

Revenue from products are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

c)	Multiple element arrangements

Revenue from contracts with multiple-element arrangements are recognized using the guidance in IAS 18, Revenue. The Company allocates the arrangement consideration to separately identifiable components based on their relative fair values.

d)	Others

The Company accounts for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale.

Revenues are shown net of sales tax, value added tax, service tax and applicable discounts and allowances. Revenue includes excise duty.

The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
(xv)	Finance and other income/(expense), net:

Finance income comprises interest income on deposits, dividend income, and gains on the disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Finance expense comprise interest expense on borrowings, impairment losses recognized on financial assets and changes in fair value and gain / losses on settlement of derivatives relating to borrowings.

Borrowing costs are recognized in the statement of income using the effective interest method.

(xvi)	Income tax:

Income tax comprises current and deferred tax. Income tax expense is recognized in the statement of income except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.
a)	Current income tax

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amount are those that are enacted or substantively enacted by the reporting date and applicable for the period. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.

b)	Deferred income tax

Deferred income tax is recognized using the balance sheet approach. Deferred income tax assets and liabilities are recognized for deductible and taxable temporary differences arising between the tax base of assets and liabilities and their carrying amount in financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of the transaction.

Deferred income tax asset are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
(xvii)	Earnings per share

Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of equity and dilutive equivalent shares outstanding during the period, using the treasury share method for options and warrants, except where the results would be anti-dilutive.

(xviii)	Transition to IFRS

As stated in Note 2 (ii), the Company’s consolidated financial statements for the year ending March 31, 2010 will be the first annual consolidated financial statements prepared in compliance with IFRS. All interim financial statements during the year ending March 31, 2010 will also be prepared in compliance with IFRS.

The adoption of IFRS was carried out in accordance with IFRS 1, using April 1, 2008 as the transition date (the “Transition Date”). IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS Consolidated Financial Statements for the year ended March 31, 2010, be applied consistently and retrospectively for all fiscal years presented.

Until the adoption of IFRS, the financial statements included in the Annual Reports on Form 20-F and Quarterly Reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). However, for the purposes of the transition, such transition was carried out from Indian GAAP, which has been considered as the Previous GAAP as per IFRS 1.

All applicable IFRS have been applied consistently and retrospectively wherever required. The resulting difference between the carrying amounts of the assets and liabilities in the consolidated financial statements under both IFRS and Previous GAAP as of the Transition Date are recognized directly in equity at the Transition Date.

In preparing these consolidated financial statements, the Company has availed itself of certain exemptions and exceptions in accordance with IFRS 1 as explained below:
a)	Exemptions from retrospective application:

A. Business combination exemption

The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, “Business Combinations” to business combinations consummated prior to the date of Transition. Pursuant to this, exemption, goodwill arising from business combination has been stated at the carrying amount under Previous GAAP. Further, intangible assets net of related taxes, which were subsumed in goodwill under Previous GAAP, were not recognized in the opening statement of financial position as at April 1, 2008 since these did not qualify for recognition in the separate statement of financial position of the acquired entities. The Company has adjusted goodwill relating to past business combinations, for contingent consideration, if it is probable that such consideration would be paid and can be measured reliably as of the Transition Date.

B. Share-based payment exemption

The Company has elected to apply the share based payment exemption available under IFRS 1 on application of IFRS 2,“Share Based Payment”, to only grants made after November 7, 2002, which remained unvested as of the Transition date.

C. Borrowing costs

The Company had the policy of capitalizing borrowing costs under its Previous GAAP for all qualifying assets. Accordingly, the Company has capitalized borrowing cost in respect of qualifying costs prior to the Transition date. However, there is a difference in the bases of capitalizing such costs between IFRS and Previous GAAP, which has been recorded as a reconciling item as a part of the transition.
b)	Exceptions from full retrospective application

A. Hedge accounting exception

The Company had followed hedge accounting under Previous GAAP which is aligned to IFRS. Accordingly, this exception of not reflecting in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable to the Company.

B. Estimates exception

Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by Previous GAAP.
Reconciliations
The following reconciliations provide a quantification of the effect of the transition to IFRS from Previous GAAP in accordance with IFRS 1:
—	equity as at April 1, 2008;

—	equity as at December 31, 2008;

—	equity as at March 31, 2009;

—	profit for the three months ended December 31, 2008;

—	profit for the nine months ended December 31, 2008;

—	profit for the year ended March 31, 2009; and

—	explanation of material adjustments to cash flow statements.
In the reconciliations mentioned above, certain immaterial reclassifications have been made to Previous GAAP financial information to align with the IFRS presentation.

Reconciliation of Equity as at April 1, 2008

	Amount as per		Effect of				Relevant
	Previous		Transition		Amount as		Notes for
Particulars	GAAP		to IFRS		per IFRS		adjustments
Goodwill	Rs.	42,209	Rs.	426	Rs.	42,635	8
Property, plant and equipment and intangible assets		41,583		(239)		41,344	1,2
Available for sale investments		14,679		568		15,247	3
Investment in equity accounted investees		1,343		—		1,343
Inventories		6,664		—		6,664
Trade receivables		40,453		(100)		40,353	4
Unbilled revenues		8,514		—		8,514
Cash and cash equivalents		39,270		—		39,270
Net tax assets (including deferred taxes)		3,632		854		4,486	5
Other assets		13,980		1,399		15,379	2(a),4,9,10,13

TOTAL ASSETS	Rs.	212,327	Rs.	2,908	Rs.	215,235

Share capital and share premium (net of shares issued to controlled trust)	Rs.	28,296	Rs.	—	Rs.	28,296
Share application money pending allotment		40		(40)		—	12
Retained earnings		87,908		6,820		94,728
Cash flow hedging reserve		(1,097)		—		(1,097)
Other reserves		1,807		1,851		3,658	3,7,11
Total equity (A)		116,954		8,631		125,585

Minority interest		116		(116)		—	11
Loans and borrowings		44,850		—		44,850
Trade payables, accrued expenses and liabilities		28,675		—		28,675
Unearned revenues		4,269		—		4,269
Employee benefit obligations		2,737		—		2,737
Other liabilities and provisions		14,726		(5,607)		9,119	6,8,10,12
Total liabilities (B)		95,373		(5,723)		89,650

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	212,327	Rs.	2,908	Rs.	215,235

Notes:
1)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, finite life intangible assets are amortized usually on a straight line basis over their useful life. As a result, the accumulated amortization under IFRS is lower by Rs. 101 as at April 1, 2008.

2)	Listed below are the key differences in property, plant and equipment between IFRS and Previous GAAP:
a)	Under IFRS, leases of land are classified as operating leases unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Lease rentals paid in advance and lease deposits are recognized as other assets. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. Under IFRS, Rs. 645 of such payments towards lease of land has been reclassified from property, plant and equipment to other assets. This adjustment has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and IFRS resulted in higher interest capitalization by Rs. 305 under IFRS, net of related depreciation impact.

3)	Under IFRS, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments, net of taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value. Consequently, carrying value of the available for sale investments under IFRS is higher by Rs. 568 (tax effect Rs. 165).

4)	Under IFRS an entity is required to allocate revenue to separately identifiable components of a multiple deliverable customer arrangement. The revenue relating to these components are recognized when the appropriate revenue recognition criteria is met. Under IFRS, the Company has deferred revenues primarily relating to installation services. Under Previous GAAP, installation services are considered to be incidental / perfunctory to product delivery. Entire revenue is recognized, when the products are delivered in accordance with the contractual terms, and expected cost of installation services is also recognized.

Consequently, under IFRS the Company has deferred revenue of Rs. 100 and reversed Rs. 78 of cost accrued for installation services. The deferred revenues are recognized when the related installation services is performed.

5)	Under IFRS, tax benefits from carry forward tax losses is recognized if it is probable that sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax asset in respect of carry forward tax losses is recognized if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

Further, Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while IFRS mandates the balance sheet approach in recognizing deferred taxes.

As a result, net deferred tax assets under IFRS are higher by Rs. 854.

6)	Under Previous GAAP, liability is recognized in respect of proposed dividend, even-though the dividend is expected to be approved by the shareholders subsequent to the reporting date. Under IFRS, liability for dividend is recognized only when it is approved by shareholders. Accordingly, provisions under IFRS is lower by Rs. 6,839.

7)	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

Accordingly, the stock compensation expense recognized under IFRS is higher by Rs. 1,332 as at April 1, 2008 in respect of the unvested awards.

8)	Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized only after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized Rs. 426 of contingent consideration as additional goodwill and liability.

9)	Under IFRS, loans and receivables are recognized at amortized cost. As a result, the carrying value of such loans and receivables under IFRS is lower by Rs. 154.

10)	Indian tax laws, levies Fringe benefit Tax (FBT) on all stock options exercised on or after April 1, 2007. The Company has modified share options plan to recover FBT from the employees. Under IFRS 2, Share based payment, the FBT paid to the tax authorities is recorded as a liability over the period that the employee renders services. Recovery of the FBT from the employee is accounted as a reimbursement right under IAS 37, Provisions, contingent liabilities and contingent assets, as it is virtually certain that the Company will recover the FBT from the employee. Accordingly, under IFRS, the Company has recognized the reimbursement right as a separate asset, not to exceed the FBT liability recognized at each reporting period.

Under Previous GAAP, FBT liability and the related FBT recovery from the employee is recorded at the time of exercise of stock option by the employee. Accordingly, under IFRS the Company has recognized Rs. 766 as provision and reimbursement right in respect of outstanding stock options. This adjustment has no impact on equity.

11)	Under IFRS, minority interest is reported as a separate item within equity whereas Previous GAAP requires minority interest to be presented separately from equity. This presentation difference between IFRS and Previous GAAP has resulted in an increase in equity under IFRS by Rs. 116 as at April 1, 2008.

12)	Under IFRS, share application money pending allotment is reported under other liabilities whereas Previous GAAP requires share application money pending allotment to be presented as a separate item within equity. This presentation difference between IFRS and Previous GAAP has resulted in a decrease in equity under IFRS by Rs. 40 as at April 1, 2008.

13)	Difference in accounting for certain forward contracts has resulted in a increase in other assets by Rs. 64 under IFRS as of April 1, 2008.

Reconciliation of Equity as at December 31, 2008

	Amount as		Effect of				Relevant
	per Previous		Transition		Amount as		Notes for
Particulars	GAAP		to IFRS		per IFRS		adjustments
Goodwill	Rs.	50,252	Rs.	(129)	Rs.	50,123	1
Property, plant and equipment and intangible assets		49,661		(542)		49,119	1,2,3
Available for sale investments		20,260		397		20,657	4
Investment in equity accounted investees		1,635		—		1,635
Inventories		7,774		—		7,774
Trade receivables		49,664		(319)		49,345	5
Unbilled revenues		14,115		—		14,115
Cash and cash equivalents		38,383		—		38,383
Net tax assets (including deferred taxes)		1,470		2,965		4,435	6
Other assets		20,769		1,982		22,751	3(a),5, 8,11

TOTAL ASSETS	Rs.	253,983	Rs.	4,354	Rs.	258,337

Share capital and share premium (net of shares issued to controlled trust)	Rs.	29,498	Rs.	—	Rs.	29,498
Share application money pending allotment		17		(17)		—	10
Retained earnings		116,711		(76)		116,635
Cash flow hedging reserve		(15,922)		1,929		(13,993)	6
Other reserves		3,608		2,233		5,841	4,6,7,9
Total equity (A)		133,912		4,069		137,981

Minority interest		192		(192)		—	9
Loans and borrowings		47,579		—		47,579
Trade payables, accrued expenses and liabilities		41,649		—		41,649
Unearned revenues		7,568		—		7,568
Employee benefit obligations		3,185		—		3,185
Other liabilities		19,898		477		20,375	8,10,11
Total liabilities (B)		120,071		285		120,356

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	253,983	Rs.	4,354	Rs.	258,337

Notes:
1)	Under IFRS, all the assets and liabilities arising from a business combination are identified and recorded at fair value. Accordingly, a portion of purchase price was allocated towards customer related intangible in respect of business combination consummated subsequent to the Transition date. Under Previous GAAP, assets and liabilities arising from a business combination are recognized at carrying value in the books of the acquired entity. Internally generated intangible assets would not have been recognized by the acquired entity and therefore customer related intangible arising from the business combination is not recognized under Previous GAAP. Accordingly, goodwill under IFRS is lower by Rs. 129 (net of deferred taxes) and intangible assets are higher by Rs. 195 (net of amortization of Rs. 22).

2)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in the proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, finite life intangible assets are amortized usually on a straight line basis over their useful life. As a result the accumulated amortization under IFRS is lower by Rs. 133 as at December 31, 2008.

3)	Listed below are the key differences in property, plant and equipment between IFRS and Previous GAAP:
a)	Under IFRS, leases of land are classified as operating leases unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Lease rentals paid in advance and lease deposits are recognized as other assets. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. Under IFRS, Rs. 1,222 of such payments towards lease of land has been reclassified from property, plant and equipment to other assets. This adjustment has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and IFRS resulted in higher interest capitalization by Rs. 353 under IFRS.
4)	Under IFRS, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments net of taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value. Consequently, available for sale investments under IFRS is higher by Rs. 397 (tax effect Rs. 116).

5)	Under IFRS, an entity is required to allocate revenue to separately identifiable components of a multiple deliverable customer arrangement. The revenue relating to these components are recognized when the appropriate revenue recognition criteria is met. Under IFRS, the Company has deferred revenues primarily relating to installation services. Under Previous GAAP, installation services are considered to be incidental / perfunctory to product delivery. Entire revenue is recognized, when the products are delivered in accordance with the contractual terms, and expected cost of installation services is also recognized.

Consequently, under IFRS the Company has deferred revenue of Rs. 319 and reversed Rs. 245 of cost accrued for installation services. The deferred revenues are recognized when the related installation services is performed.

6)	Under IFRS, tax benefits from carry forward tax losses is recognized if it is probable that sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax asset in respect of carry forward tax losses is recognized if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

Further, Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while IFRS mandates balance sheet approach in recognizing deferred taxes.

As a result, net deferred tax assets under IFRS are higher by Rs. 2,965, including impact of foreign currency translation adjustment where necessary.

7)	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

Accordingly, the stock compensation expense recognized under IFRS is higher by Rs. 1,475 as at December 31, 2008, in respect of unvested awards.

8)	Indian tax laws levy Fringe Benefit Tax (FBT) on all stock options exercised on or after April 1, 2007. The Company has modified share options plan to recover FBT from the employees. Under IFRS 2, Share based payment, the FBT paid to the tax authorities is recorded as a liability over the period that the employee renders services. Recovery of the FBT from the employee is accounted as a reimbursement right under IAS 37, Provisions, contingent liabilities and contingent assets, as it virtually certain that the Company will recover the FBT from the employee. Accordingly, under IFRS, the Company has recognized the reimbursement right as a separate asset, not to exceed the FBT liability recognized at each reporting period.

Under Previous GAAP, FBT liability and the related FBT recovery from the employee is recorded at the time of exercise of stock option by the employee. Accordingly, under IFRS, the Company has recognized Rs. 736 as provision and reimbursement right in respect of outstanding stock options. This adjustment has no impact on equity.

9)	Under IFRS, minority interest is reported as a separate item within equity, whereas Previous GAAP requires minority interest to be presented separately from equity. This presentation difference between IFRS and Previous GAAP has resulted in an increase in equity under IFRS by Rs. 192 as at December 31, 2008.

10)	Under IFRS, share application money pending allotment is reported under other liabilities whereas Previous GAAP requires share application money pending allotment to be presented as a separate item within equity. This presentation difference between IFRS and Previous GAAP has resulted in a decrease in equity under IFRS by Rs. 17 as at December 31, 2008.

11)	Difference in accounting for certain forward contracts has resulted in decrease in other assets by Rs. 221 and other liabilities by Rs. 276 under IFRS as of December 31, 2008.

Reconciliation of Equity as at March 31, 2009

	Amount as per		Effect of		Amount as		Relevant Notes for
Particulars	Previous GAAP		Transition to IFRS		per IFRS		adjustments
Goodwill	Rs.	56,521	Rs.	(378)	Rs.	56,143	1,10
Property, plant and equipment and intangible assets		52,563		724		53,287	1,2,3
Available for sale investments		16,426		117		16,543	4
Investment in equity accounted investees		1,670		—		1,670
Inventories		7,587		—		7,587
Trade receivables		48,899		(247)		48,652	5
Unbilled revenues		14,108		—		14,108
Cash and cash equivalents		49,117		—		49,117
Net tax assets (including deferred taxes)		4,143		3,087		7,230	6
Other assets		21,057		1,969		23,026	3(a), 5, 9, 13

TOTAL ASSETS	Rs.	272,091	Rs.	5,272	Rs.	277,363

Share capital and share premium (net of shares issued to controlled trust)	Rs.	29,668	Rs.	—	Rs.	29,668
Share application money pending allotment		15		(15)		—	12
Retained earnings		119,957		6,689		126,646
Cash flow hedging reserve		(16,886)		2,353		(14,533)	6
Other reserves		3,545		2,055		5,600	4,6,8,11

Total equity (A)		136,299		11,082		147,381

Minority interest		237		(237)		—	11
Loans and borrowings		56,892		—		56,892
Trade payables, accrued expenses and liabilities		41,650		—		41,650
Unearned revenues		8,453		—		8,453
Employee benefit obligations		3,111		—		3,111
Other liabilities and provisions		25,449		(5,573)		19,876	7,9,10,12, 13
Total liabilities (B)		135,792		(5,810)		129,982

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	272,091	Rs.	5,272	Rs.	277,363

Notes:
1)	Under IFRS, all the assets and liabilities arising from a business combination are identified and recorded at fair value. Accordingly, a portion of purchase price was allocated towards customer related intangible in respect of business combination consummated subsequent to the Transition date. Under Previous GAAP, assets and liabilities arising from a business combination are recognized at carrying value in the books of the acquired entity. Internally generated intangible assets would not have been recognized by the acquired entity and therefore customer related intangible arising from the business combination is not recognized under Previous GAAP. Accordingly, goodwill under IFRS is lower by Rs. 1,139 (net of deferred taxes) and intangible assets are higher by Rs. 1,535 (net of amortization of Rs. 91).

2)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in the proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, finite life intangible assets are amortized usually on a straight line basis over their useful life. As a result the accumulated amortization under IFRS is lower by Rs. 149 as at March 31, 2009.

3)	Listed below are the key differences in property, plant and equipment between IFRS and Previous GAAP:
a)	Under IFRS, leases of land are classified as operating leases unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Lease rentals paid in advance and lease deposits are recognized as other assets. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. Under IFRS, Rs. 1,293 of such payments towards lease of land has been reclassified from property, plant and equipment to other assets. This adjustment has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and IFRS resulted in higher interest capitalization by Rs. 331 under IFRS.
4)	Under IFRS, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments net of taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value. Consequently, available for sale investments under IFRS is higher by Rs. 117 (tax effect Rs. 33).

5)	Under IFRS, an entity is required to allocate revenue to separately identifiable components of a multiple deliverable customer arrangement. The revenue relating to these components are recognized when the appropriate revenue recognition criteria is met. Under IFRS, the Company has deferred revenues primarily relating to installation services. Under Previous GAAP, installation services are considered to be incidental / perfunctory to product delivery. Entire revenue is recognized, when the products are delivered in accordance with the contractual terms, and expected cost of installation services is also recognized.

Consequently, under IFRS the Company has deferred revenue of Rs. 247 and reversed Rs. 195 of cost accrued for installation services. The deferred revenues are recognized when the related installation services is performed.

6)	Under IFRS, tax benefits from carry forward tax losses is recognized if it is probable that sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax asset in respect of carry forward tax losses is recognized if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

Further, Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while IFRS mandates balance sheet approach in recognizing deferred taxes.

As a result, net deferred tax assets under IFRS are higher by Rs. 3,087, including impact of foreign currency translation adjustment where necessary.

7)	Under Previous GAAP, liability is recognized in respect of proposed dividends, even though the dividend is expected to be approved by the shareholders subsequent to the reporting date. Under IFRS, liability for dividends is recognized only when is the dividends are approved by shareholders. Accordingly, provisions under IFRS are lower by Rs. 6,856.

8)	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

Accordingly, the stock compensation expense recognized under IFRS is higher by Rs. 1,432 as at March 31, 2009, in respect of unvested awards.

9)	Indian tax laws levy Fringe Benefit Tax (FBT) on all stock options exercised on or after April 1, 2007. The Company has modified share options plan to recover FBT from the employees. Under IFRS 2, Share based payment, the FBT paid to the tax authorities is recorded as a liability over the period that the employee renders services. Recovery of the FBT from the employee is accounted as a reimbursement right under IAS 37, Provisions, contingent liabilities and contingent assets, as it virtually certain that the Company will recover the FBT from the employee. Accordingly, under IFRS, the Company has recognized the reimbursement right as a separate asset, not to exceed the FBT liability recognized at each reporting period.

Under Previous GAAP, FBT liability and the related FBT recovery from the employee is recorded at the time of exercise of stock option by the employee. Accordingly, under IFRS, the Company has recognized Rs. 741 as provision and reimbursement right in respect of outstanding stock options. This adjustment has no impact on equity.

10)	Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration will be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized only after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized Rs. 761 of contingent consideration as additional goodwill and liability.

11)	Under IFRS, minority interest is reported as a separate item within equity, whereas Previous GAAP requires minority interest to be presented separately from equity. This presentation difference between IFRS and Previous GAAP has resulted in an increase in equity under IFRS by Rs. 237 as at March 31, 2009.

12)	Under IFRS, share application money pending allotment is reported under other liabilities whereas Previous GAAP requires share application money pending allotment to be presented as a separate item within equity. This presentation difference between IFRS and Previous GAAP has resulted in a decrease in equity under IFRS by Rs. 15 as at March 31, 2009.

13)	Difference in accounting for certain forward contract has resulted in a decrease in other assets by Rs. 260 and other liabilities by Rs. 236 under IFRS as of March 31, 2009.

Reconciliation of Profit for the three months ended December 31, 2008

	Amount as per		Effect of		Amount as per		Relevant Notes for
Particulars	Previous GAAP		Transition to IFRS		IFRS		adjustments
Revenues	Rs.	65,997	Rs.	(99)	Rs.	65,898	1
Cost of revenues		(46,250)		(159)		(46,409)	1,2, 5
Gross profit		19,747		(258)		19,489

Selling and marketing expenses		(4,519)		155		(4,364)	1(c ),2,3,5
General and administrative expenses		(4,163)		(28)		(4,191)	2,5
Foreign exchange (gains)/losses, net		186		—		186

Results from operating activities		11,251		(131)		11,120

Finance and other income/(expenses), net		295		157		452	4
Share of profits of equity accounted investees		114		—		114

Profit before tax		11,660		26		11,686

Income tax expense		(1,605)		34		(1,571)	5

Profit for the period	Rs	10,055	Rs	60	Rs	10,115

Attributable to:
Equity holders of the Company	Rs.	10,039			Rs.	10,099
Minority Interest		16				16

Notes:
1)	The following are the primary differences in revenue between IFRS and Previous GAAP:
a)	Under Previous GAAP, revenue is reported net of excise duty charged to customers. Under IFRS, revenue includes excise duty charged to customers. As a result, revenues and cost of revenues under IFRS is higher by Rs. 243.

b)	Under IFRS, revenue relating to product installation services is recognized when the installation services are performed. Under Previous GAAP, the entire revenue relating to the supply and installation of products is recognized when products are delivered in accordance with the terms of contract. Installation services are considered to be incidental / perfunctory to product delivery and the cost of installation services is recognized upon delivery of the product. Accordingly, revenue and cost of revenue under IFRS is lower by Rs. 91 and Rs. 59, respectively.

c)	Under IFRS, generally cash payments to customers pursuant to sales promotional activities are considered as sales discounts and reduced from revenue. Under Previous GAAP, they are considered as cost of revenue and selling and marketing expense. As a result, under IFRS, revenue is lower by Rs. 251 and cost of revenues and selling and marketing expenses are lower by Rs. 68 and Rs. 183, respectively.
2)	Under IFRS, the Company amortizes stock compensation expense, relating to share options, which vest in a graded manner, on an accelerated basis. Under Previous GAAP, the stock compensation expense is recorded on a straight-line basis. As a result, under IFRS the Company has recognized lower stock compensation expense of Rs. 4 in cost of revenue, Rs. 3 in selling and marketing expenses and Rs. 3 in general and administrative expenses.
3)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in the proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, such finite life intangible assets are amortized on a straight-line basis over the life of the asset.

Further, the Company recorded additional amortization in respect of customer related intangible arising out of business combination consummated subsequent to the Transition date. Accordingly, amortization under IFRS is higher by Rs. 2.

4)	This includes difference in accounting for certain forward contracts and basis of interest capitalizing interest expenses under IFRS and Previous GAAP.
5)	Under Indian tax laws, the Company is required to pay Fringe Benefit Tax (FBT) on certain expenses incurred by the Company. Under Previous GAAP, FBT is reported in the income statement as a separate component of income tax expense. Under IFRS, FBT does not meet the definition of income tax expense and is recognized in the related expense line items. Accordingly, the cost of revenue, selling and marketing expenses and general and administrative expenses under IFRS are higher by Rs. 41, Rs. 30 and Rs. 30, respectively.

Reconciliation of Profit for the nine months ended December 31, 2008

	Amount as per		Effect of		Amount as per		Relevant Notes for
Particulars	Previous GAAP		Transition to IFRS		IFRS		adjustments
Revenues	Rs.	191,715	Rs.	(99)	Rs.	191,616	1
Cost of revenues		(134,174)		(676)		(134,850)	1,2, 5
Gross profit		57,541		(775)		56,766

Selling and marketing expenses		(13,414)		418		(12,996)	1(c ),2,3,5
General and administrative expenses		(10,805)		(128)		(10,933)	2,5
Foreign exchange (gains)/losses, net		(792)		—		(792)

Results from operating activities		32,530		(485)		32,045

Finance and other income/(expenses), net		881		120		1,001	4
Share of profits of equity accounted investees		327		—		327

Profit before tax		33,739		(365)		33,373

Income tax expense		(4,792)		218		(4,574)	5
Profit for the period	Rs	28,947	Rs	(147)	Rs	28,799

Attributable to:
Equity holders of the Company	Rs.	28,897			Rs.	28,749
Minority Interest		50				50

Notes:
1)	The following are the primary differences in revenue between IFRS and Previous GAAP:
a)	Under Previous GAAP, revenue is reported net of excise duty charged to customers. Under IFRS, revenue includes excise duty charged to customers. As a result, revenues and cost of revenues under IFRS is higher by Rs. 878.

b)	Under IFRS, revenue relating to product installation services is recognized when the installation services are performed. Under Previous GAAP, the entire revenue relating to the supply and installation of products is recognized when products are delivered in accordance with the terms of contract. Installation services are considered to be incidental / perfunctory to product delivery and the cost of installation services is recognized upon delivery of the product. Accordingly, revenue and cost of revenue under IFRS is lower by Rs. 219 and Rs. 167, respectively.

c)	Under IFRS, generally cash payments to customers pursuant to sales promotional activities are considered as sales discounts and reduced from revenue. Under Previous GAAP, they are considered as cost of revenue and selling and marketing expense. As a result, under IFRS, revenue is lower by Rs. 758 and cost of revenues and selling and marketing expenses are lower by Rs. 222 and Rs. 536, respectively.
2)	Under IFRS, the Company amortizes stock compensation expense, relating to share options, which vest in a graded manner, on an accelerated basis. Under Previous GAAP, the stock compensation expense is recorded on a straight-line basis. As a result, under IFRS the Company has recognized additional stock compensation expense of Rs. 57 in cost of revenue, Rs. 43 in selling and marketing expenses and Rs. 43 in general and administrative expenses.
3)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in the proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, such finite life intangible assets are amortized on a straight-line basis over the life of the asset.

Further, the Company recorded amortization in respect of customer related intangible arising out of business combination consummated subsequent to the Transition date. Accordingly, amortization under IFRS is lower by Rs. 10.
4)	This includes difference in accounting for certain forward contracts and basis of interest capitalizing interest expenses under IFRS and Previous GAAP.
5)	Under Indian tax laws, the Company is required to pay Fringe Benefit Tax (FBT) on certain expenses incurred by the Company. Under Previous GAAP, FBT is reported in the income statement as a separate component of income tax expense. Under IFRS, FBT does not meet the definition of income tax expense and is recognized in the related expense line items. Accordingly, the cost of revenue, selling and marketing expenses and general and administrative expenses under IFRS are higher by Rs. 114, Rs. 85 and Rs. 85, respectively.

Reconciliation of Profit for the Year Ended March 31, 2009

	Amount as per		Effect of		Amount as per		Relevant Notes
Particulars	Previous GAAP		Transition to IFRS		IFRS		for adjustments
Revenues	Rs.	256,995	Rs.	(104)	Rs.	256,891	1

Cost of revenues		(179,195)		(985)		(180,180)	1,2,5

Gross profit		77,800		(1,089)		76,711

Selling and marketing expenses		(17,853)		539		(17,314)	1(c ),2,3,5
General and administrative expenses		(14,390)		(154)		(14,544)	2,5
Foreign exchange gains/(losses), net		(1,553)		—		(1,553)

Results from operating activities		44,004		(704)		43,300

Finance and other income/(expense), net		1,192		41		1,233	4
Share of profits of equity accounted investees		362		—		362

Profit before tax		45,558		(663)		44,895

Income tax expense		(6,460)		425		(6,035)	5

Profit for the period	Rs.	39,098	Rs.	(238)	Rs.	38,860

Attributable to:
Equity holders of the Company	Rs.	38,999			Rs.	38,761
Minority Interest		99				99

Notes:
1)	The following are the primary differences in revenue between IFRS and Previous GAAP:
a)	Under Previous GAAP, revenue is reported net of excise duty charged to customers. Under IFRS, revenue includes excise duty charged to customers. As a result, revenues and cost of revenues under IFRS is higher by Rs. 1,055.

b)	Under IFRS, revenue relating to product installation services is recognized when the installation services are performed. Under Previous GAAP, the entire revenue relating to the supply and installation of products is recognized when products are delivered in accordance with the terms of contract. Installation services are considered to be incidental / perfunctory to product delivery and the cost of installation services is recognized upon delivery of the product. Accordingly, revenue and cost of revenue under IFRS is lower by Rs. 147 and Rs. 117, respectively.

c)	Under IFRS, generally cash payments to customers pursuant to sales promotional activities are considered as sales discounts and reduced from revenue. Under Previous GAAP, they are considered as cost of revenue and selling and marketing expense. As a result, under IFRS, revenue is lower by Rs. 1,011 and cost of revenues and selling and marketing expenses are lower by Rs. 275 and Rs. 736, respectively.
2)	Under IFRS, the Company amortizes stock compensation expense, relating to share options, which vest in a graded manner, on an accelerated basis. Under Previous GAAP, the stock compensation expense is recorded on a straight-line basis. As a result, under IFRS the Company has recognized additional stock compensation expense of Rs. 40 in cost of revenue, Rs. 30 in selling and marketing expenses and Rs. 30 in general and administrative expenses.
3)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in the proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, such finite life intangible assets are amortized on a straight-line basis over the life of the asset.

Further, the Company recorded additional amortization in respect of customer related intangible arising out of business combination consummated subsequent to the Transition date. Accordingly, amortization under IFRS is higher by Rs. 43.
4)	This includes difference in accounting for certain forward contracts and basis of interest capitalizing interest expense under IFRS and Previous GAAP.
5)	Under Indian tax laws, the Company is required to pay Fringe Benefit Tax (FBT) on certain expenses incurred by the Company. Under Previous GAAP, FBT is reported in the income statement as a separate component of income tax expense. Under IFRS, FBT does not meet the definition of income tax expense and is recognized in the related expense line items. Accordingly, the cost of revenue, selling and marketing expenses and general and administrative expenses under IFRS are higher by Rs. 165, Rs. 124 and Rs. 124, respectively.
Explanation of material adjustments to the cash flow statements
     Under Previous GAAP, changes in amount of bank overdraft balances are reported as financing activity. Under IFRS, bank overdraft is included in cash and cash equivalent and consequently the cash flow from financing activities are reported on a different basis.
New Accounting Standards Adopted:
     The Company adopted IAS 23(revised), “Borrowing Costs” (“IAS 23”) effective April 1, 2009. The amendment to IAS 23 mainly relates to the elimination of the option to immediately recognize borrowing costs as an expense attributable to the acquisition, construction, or production of a qualifying asset. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such qualifying assets defined as assets that take a substantial period of time to get ready for use or sale. The Company has historically capitalized borrowing costs for qualifying assets. Therefore, the amendment to IAS 23 did not have a material impact on the Company’s condensed consolidated interim financial statements.
     The Company adopted IFRIC Interpretation 13, “Customer Loyalty Programmes” (“IFRIC 13”) effective April 1, 2009. The interpretation addresses accounting by entities that grant loyalty award credits to customers who buy goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. Adoption of IFRIC 13 did not have a material impact on the Company’s condensed consolidated interim financial statements.
     The Company adopted IAS 1 (revised), “Presentation of Financial Statements”, effective April 1, 2009. The revision aims to improve users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed as statement of financial position). The revised IAS 1 resulted in consequential amendments to other standards and interpretations.
     The Company adopted IFRIC Interpretation 16, “Hedges of a Net Investment in a Foreign Operation” (“IFRIC 16”) effective April 1, 2009. IFRIC 16 provides interpretative guidance on several aspects of hedge accounting. Adoption of IFRIC 16 did not have a significant impact on the Company’s condensed consolidated interim financial statements.
     The Company adopted IAS 39(revised), “Financial Instruments: Recognition and Measurement: Reclassification of Financial Instruments”, effective April 1, 2009. The amendment permits reclassification of some financial instruments out of the fair-value-through-profit-or-loss category (FVTPL) and out of the available-for-sale category. In the event of reclassification, additional disclosures are required under IFRS 7. Adoption of the amendment of IAS 39 did not have a significant impact on the Company’s condensed consolidated interim financial statements.
     The Company adopted IFRS 8, “Operating Segments ”, effective April 1, 2009. IFRS 8 which replaces IAS 14, “Segment Reporting”, requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are components of an entity or aggregations of operating segments that meet specified criteria and for which separate financial information is available that is evaluated regularly by the entity’s chief operating decision maker in allocating resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. Adoption of IFRS 8 did not significantly change the Company’s presentation of segment information.
     In January 2009, the IFRIC issued IFRIC Interpretation 18, “Transfers of Assets from Customers” (“IFRIC 18”), which clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to supply of goods or services. IFRIC 18 is applicable for all transfers of assets from customers received on or after July 1, 2009, with early adoption permitted. The Company has adopted IFRIC 18 commencing July 1,

2009. Adoption of IFRIC 18 did not have a significant impact on the Company’s condensed consolidated interim financial statements.
New Accounting standards not yet adopted by the Company:
     In January 2008, the IASB issued the revised standards IFRS 3, “Business Combinations” (“IFRS 3,(2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27, (2008)”). The revisions result in several changes in the accounting for business combinations. IFRS 3 and IAS 27 will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non- controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In respect of business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in statements of income. Acquisition-related costs are expensed in the period incurred. The Company will adopt IFRS 3, (2008) and IAS 27, (2008) from fiscal year beginning April 1, 2010.
     In July 2008, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” (“amendment to IAS 39”). The amendment addresses the designation of a one-sided risk in a hedged item in particular situations. The amendment applies to hedging relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements. The Company will adopt amendment to IAS 39 from fiscal year beginning April 1, 2010.
     In April 2009, the IASB issued “Improvements to IFRSs” – a collection of amendments to twelve International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard are mainly applicable to the Company from fiscal year beginning April 1, 2010. The Company is evaluating the impact, these amendments will have on the Company’s condensed consolidated interim financial statements.
4.	Property, plant and equipment

					Plant and		Furniture fixtures
	Land		Buildings		machinery*		and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2008	Rs.	2,091	Rs.	10,067	Rs.	31,065	Rs.	7,329	Rs.	2,566	Rs.	53,118
Translation adjustment		22		272		1,196		346		24		1,860
Additions		—		2,435		4,969		1,243		454		9,101
Disposal / adjustments		(7)		(33)		(78)		(83)		(167)		(368)
Acquisition through business combination		—		—		3		—		—		3

As at December 31, 2008	Rs.	2,106	Rs.	12,741	Rs.	37,155	Rs.	8,835	Rs.	2,877	Rs.	63,714

Accumulated depreciation/impairment:
As at April 1, 2008	Rs.	—	Rs.	1,238	Rs.	20,930	Rs.	3,600	Rs.	1,416	Rs.	27,184
Translation adjustment		—		88		790		209		17		1,104
Depreciation		—		224		3,718		571		394		4,907
Disposal / adjustments		—		(7)		30		(6)		(157)		(140)

As at December 31, 2008	Rs.	—	Rs.	1,543	Rs.	25,468	Rs.	4,374	Rs.	1,670	Rs.	33,055

Capital work-in-progress												16,402

Net carrying value as at December 31, 2008											Rs.	47,061

Gross carrying value:
As at April 1, 2008	Rs.	2,091	Rs.	10,067	Rs.	31,065	Rs.	7,329	Rs.	2,566	Rs.	53,118
Translation adjustment		21		293		1,459		309		32		2,114
Additions		636		5,019		9,138		514		567		15,874
Disposal / adjustments		(8)		(82)		(213)		(163)		(333)		(799)
Acquisition through business combination		—		87		174		124		21		406

As at March 31, 2009	Rs.	2,740	Rs.	15,384	Rs.	41,623	Rs.	8,113	Rs.	2,853	Rs.	70,713

					Plant and		Furniture fixtures
	Land		Buildings		machinery		and equipment		Vehicles		Total
Accumulated depreciation/impairment:
As at April 1, 2008	Rs.	—	Rs.	1,238	Rs.	20,930	Rs.	3,600	Rs.	1,416	Rs.	27,184
Translation adjustment		—		97		850		168		11		1,126
Depreciation		—		330		5,078		824		531		6,763
Disposal / adjustments		—		(34)		(130)		(53)		(210)		(427)

As at March 31, 2009	Rs.	—	Rs.	1,631	Rs.	26,728	Rs.	4,539	Rs.	1,748	Rs.	34,646

Capital work-in-progress												13,727

Net carrying value as at March 31, 2009											Rs.	49,794

Gross carrying value:
As at April 1, 2009	Rs.	2,740	Rs.	15,384	Rs.	41,623	Rs.	8,113	Rs.	2,853	Rs.	70,713
Translation adjustment		(3)		(71)		(585)		(22)		(2)		(683)
Additions		59		4,021		5,308		1,800		357		11,545
Acquisition through business combination.		—		—		6		9		2		17
Disposal / adjustments		—		(29)		(476)		(130)		(228)		(863)

As at December 31, 2009	Rs.	2,796	Rs.	19,305	Rs.	45,876	Rs.	9,770	Rs.	2,982	Rs.	80,729

Accumulated depreciation/impairment:
As at April 1, 2009	Rs.	—	Rs.	1,631	Rs.	26,728	Rs.	4,539	Rs.	1,748	Rs.	34,646
Translation adjustment		—		(24)		(331)		(16)		(1)		(372)
Depreciation		—		319		4,049		819		390		5,577
Disposal / adjustments		—		(8)		(291)		(92)		(146)		(537)

As at December 31, 2009	Rs.	—	Rs.	1,918	Rs.	30,155	Rs.	5,250	Rs.	1,991	Rs.	39,314

Capital work-in-progress												11,659

Net carrying value as at December 31, 2009											Rs.	53,074

*	Including computer equipment and software.
Depreciation expense for three months ended December 31, 2008 and 2009 was Rs. 1,725 and Rs. 1,876, respectively.
The Company through its wholly owned subsidiary entered into a outsourcing agreement with one of the customers, who is also a proposed minority interest partner in this wholly owned subsidiary. Pursuant to this arrangement, the Company paid Rs.1,950 during the three months ended December 31, 2009. This amount has been reported as ‘capital work-in-progress’ in the condensed consolidated interim financial statements as of December 31, 2009.
5.	Goodwill and Intangible assets
     The movement in goodwill balance is given below:

			Nine months
	Year ended		ended
	March 31,		December 31,
	2009		2009
Balance at the beginning of the period	Rs.	42,635	Rs.	56,143
Translation adjustment		8,071		(3,169)
Acquisition through business combination, net		5,437		2,825

Balance at the end of the period	Rs.	56,143	Rs.	55,799

     Goodwill as at March 31, 2009 and December 31, 2009 has been allocated to the following reportable segments:

	As at
Segment	March 31, 2009		December 31, 2009
IT Services	Rs.	41,769	Rs.	40,887
IT Products		544		494
Consumer Care and Lighting		12,242		12,758
Others		1,588		1,660

Total	Rs.	56,143	Rs.	55,799

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2008	Rs.	—	Rs.	2,639	Rs.	2,639
Translation adjustment		—		154		154
Acquisition through business combination		216		—		216
Additions		—		1		1

As at December 31, 2008	Rs.	216	Rs.	2,794	Rs.	3,010

Accumulated amortization and impairment:
As at April 1, 2008	Rs.	—	Rs.	773	Rs.	773
Translation adjustment		—		89		89
Amortization		22		68		90

As at December 31, 2008	Rs.	22	Rs.	930	Rs.	952

Net carrying value as at December 31, 2008	Rs.	194	Rs.	1,864	Rs.	2,058

Gross carrying value:
As at April 1, 2008	Rs.	—	Rs.	2,639	Rs.	2,639
Translation adjustment		—		148		148
Acquisition through business combination		1,629		—		1,629
Additions		—		124		124

As at March 31, 2009	Rs.	1,629	Rs.	2,911	Rs.	4,540

Accumulated amortization and impairment:
As at April 1, 2008	Rs.	—	Rs.	773	Rs.	773
Translation adjustment		—		101		101
Amortization		91		82		173

As at March 31, 2009	Rs.	91	Rs.	956	Rs.	1,047

Net carrying value as at March 31, 2009	Rs.	1,538	Rs.	1,955	Rs.	3,493

Gross carrying value:
As at April 1, 2009	Rs.	1,629	Rs.	2,911	Rs.	4,540
Translation adjustment		(12)		(172)		(184)
Acquisition through business combination		304		714		1,018
Additions		—		34		34
Disposal / adjustments		—		(20)		(20)

As at December 31, 2009	Rs.	1,921	Rs.	3,467	Rs.	5,388

Accumulated amortization and impairment:
As at April 1, 2009	Rs.	91	Rs.	956	Rs.	1,047
Translation adjustment		—		(72)		(72)
Amortization		209		66		275
Disposal / adjustments		—		(14)		(14)

As at December 31, 2009	Rs.	300	Rs.	936	Rs.	1,236

Net carrying value as at December 31, 2009	Rs.	1,621	Rs.	2,531	Rs.	4,152
Amortization expense for three months ended December 31, 2008 and 2009 was Rs. 35 and Rs. 67, respectively.
6.	Business combination
     Citi Technology Services Limited:

     In January 2009, the Company acquired 100% of the equity of Citi Technology Services Limited (Subsequently renamed as Wipro Technology Services Limited — WTS). WTS is an India based provider of information technology services and solutions to Citi Group worldwide. WTS was acquired for a consideration (including direct acquisition costs) of Rs. 6,205. The Company believes that the acquisition will enhance Wipro’s capabilities to address Technology Infrastructure Services (TIS) and Application Development and Maintenance Services (ADM) in the financial services industry.
     The following table presents the allocation of purchase price:

	Purchase price
Descriptions	allocated
Cash and cash equivalents	Rs.	1,342
Property, plant and equipment		403
Customer — related intangibles		1,413
Other assets		1,150
Loan and borrowings		(23)
Deferred income taxes, net		(461)
Other liabilities		(1,200)

Total	Rs.	2,624
Goodwill		3,581

Total purchase price	Rs.	6,205

     Lornamead Personal Care Private Limited
     On December 9, 2009, the Company acquired 100% of the equity of Lornamead FZE (an entity incorporated in Dubai) and Lornamead Personal Care Private Limited (an entity incorporated in India) from UK-based Lornamead Group Limited. Yardley is a strong heritage global brand that was established in approximately 1770 and operates in the personal care category marketing fragrance products, bath and shower products and skin care products. Lornamead FZE and Lornamead Personal Care Private Limited were acquired for cash consideration (including direct acquisition costs) of Rs. 2,159 and contingent consideration of Rs. 93. The Company believes that the acquisition will enhance Wipro’s strong brand portfolio of personal care products, results in synergy and increase Wipro’s presence in the Middle East and other Asian markets.
     The following table presents the provisional allocation of purchase price:

	Purchase price
Descriptions	allocated
Cash and cash equivalents	Rs.	55
Property, plant and equipment		17
Marketing — related intangibles		714
Customer — related intangibles		304
Other assets		420
Deferred income taxes, net		(65)
Other liabilities		(204)

Total	Rs.	1,241
Goodwill		1,011

Total purchase price	Rs.	2,252

     None of the goodwill is expected to be deductible for income tax purposes.
     Others
     The Company has re-estimated the earn-out consideration payable in respect of a previous acquisition of a business providing computer aided design and engineering services consummated in fiscal 2006. Consequently the Company has recognized additional goodwill of Rs. 761 and Rs. 1,881 during the year ended March 31, 2009 and nine months ended December 31, 2009, respectively.

7. Available for sale investments
     Available for sale investments consists of the following:

	March 31, 2009						December 31, 2009
			Gain / (loss)						Gain / (loss)
			recognized						recognized
			directly in						directly in
	Cost		equity		Fair value		Cost		equity		Fair value
Investment in liquid and short-term mutual funds	Rs.	15,132	Rs.	80	Rs.	15,212	Rs.	38,931	Rs.	(6)	Rs.	38,925
Certificate of deposits		947		21		968		35		—		35
Non convertible debentures		250		—		250		740		—		740
Others.		93		20		113		137		18		155

Total	Rs.	16,422	Rs.	121	Rs.	16,543	Rs.	39,843	Rs.	12	Rs.	39,855

     Fair value of available for sale financial assets is determined based on quoted prices in an active market or using observable market inputs.
8. Trade receivables

	As at
			December 31,
	March 31, 2009		2009
Trade receivables	Rs.	50,571	Rs.	52,338
Allowance for doubtful accounts receivable		(1,919)		(2,303)

	Rs.	48,652	Rs.	50,035

     The activity in the allowance for doubtful accounts receivable is given below:

			Nine months
	Year ended		ended December
	March 31, 2009		31, 2009
Balance at the beginning of the period	Rs.	1,096	Rs.	1,919
Additions during the period, net of collections		939		523
Uncollectable receivables charged against allowance		(116)		(139)

Balance at the end of the period	Rs.	1,919	Rs.	2,303

9. Inventories
     Inventories consist of the following:

	As at
	March 31, 2009		December 31, 2009
Stores and spare parts	Rs.	748	Rs.	1,026
Raw materials and components		2,448		2,506
Work in progress		695		686
Finished goods		3,696		3,662

	Rs.	7,587	Rs.	7,880

10. Cash and cash equivalents
     Cash and cash equivalents as of March 31, 2009, December 31, 2008 and 2009 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,		As at December 31,
	2009		2008		2009
Cash and bank balances	Rs.	22,944	Rs.	12,342	Rs.	12,955
Short-term deposits with banks(1)		26,173		26,041		29,608

	Rs.	49,117	Rs.	38,383	Rs.	42,563

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalent consists of the following for the purpose of the cash flow statement:

	As at December 31,
	2008		2009
Cash and cash equivalents (as per above)	Rs.	38,383	Rs.	42,563
Bank overdrafts		(576)		(1,573)

	Rs.	37,807	Rs.	40,990

11. Other assets

	As at
	March 31,		December 31,
	2009		2009
Current
Interest bearing deposits with corporate(1)	Rs.	4,250	Rs.	8,500
Prepaid expenses		2,775		3,604
Due from officers and employees		1,359		1,162
Finance lease receivables		967		664
Advance to suppliers		736		739
Deferred contract costs		1,094		980
Interest receivable		540		485
Deposits		42		295
Derivative assets		619		1,457
Balance with excise and customs		854		1,119
Others		1,705		786

	Rs.	14,941	Rs.	19,791

Non current
Prepaid expenses including rentals for leasehold land	Rs.	2,577	Rs.	2,370
Due from officers and employees		741		—
Finance lease receivables		2,638		3,394
Deposits		1,544		1,450
Derivative assets		543		1,102
Others		40		86

	Rs.	8,083	Rs.	8,402

Total	Rs.	23,024	Rs.	28,193

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.
     Finance lease receivables:
     Finance lease receivables consist of assets that are leased to third parties, with lease payments due in monthly, quarterly or semi-annual installments for periods ranging from 3 to 5 years. Details of finance lease receivables are given below:

					Present value of minimum
	Minimum lease payment				lease payment
	As at
	March 31,		December 31,		March 31,		December 31,
	2009		2009		2009		2009
Not later than one year	Rs.	1,024	Rs.	874	Rs.	960	Rs.	647
Later than one year but not later than five years		3,180		4,188		2,522		3,252
Unguaranteed residual values		172		186		123		159

Gross investment in lease		4,376		5,248		—		—

			Present value of minimum
	Minimum lease payment		lease payment
	As at
	March 31,	December 31,	March 31,		December 31,
	2009	2009	2009		2009
Less: Unearned finance income	(771)	(1,190)		—		—

Present value of minimum lease payment receivable	3,605	4,058		3,605		4,058

Included in the financial statements as follows:
Current finance lease receivables			Rs.	967	Rs.	664
Non-current finance lease receivables				2,638		3,394

12. Loans and borrowings
     Short-term loans and borrowings
     The Company had short-term borrowings including bank overdrafts amounting to Rs. 36,472 and Rs. 35,295 as at March 31, 2009 and December 31, 2009, respectively. Short-term borrowings from banks as of December 31, 2009 primarily consist of lines of credit of approximately Rs. 58,526, US$634 million, SEK 85 million, SAR 90 million, Euro 15 million, GBP 13 million, IDR (Indonesian Rupee) 55,000 million and RM (Malaysian Ringgit) 218 million from bankers primarily for working capital requirements. Out of these, as of December 31, 2009, the Company has unutilized lines of credit aggregating Rs. 49,809, US$124 million, SEK 24 million, SAR 90 million, GBP 6 million, IDR 44,000 million and RM 159 million, respectively. To utilize these unused lines of credit, the Company require consent of the lender and compliance with the certain financial covenants. Significant portion of the aforementioned lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable quarterly. These facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.
     The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 21,519 for operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of December 31, 2009, an amount of Rs. 8,182 was unutilized out of these non-fund based facilities.
Long-term loans and borrowings
A summary of long- term loans and borrowings is as follows:

	As at March 31, 2009			As at December 31, 2009
	Foreign			Foreign
	currency			currency	Indian		Interest	Final
Currency	in millions	Indian Rupee		in millions	Rupee		rate	maturity
Unsecured external commercial borrowing
Japanese Yen	35,016	Rs.	18,052	35,016	Rs.	17,648	2.25%	2013

Unsecured term loan
Indian Rupee	NA		631	NA		542	6.05%	2014
Others			86			87	0 — 2%	2010—2017

Other secured term loans			233			217	1.75 — 5.1%	2009 — 2016

		Rs.	19,002		Rs.	18,494

Obligations under finance leases			1,418			1,139

		Rs.	20,420		Rs.	19,633

Current portion of long term loans and borrowings		Rs.	739		Rs.	554

     The Company has entered into cross-currency interest rate swap (CCIRS) in connection with the unsecured external commercial borrowing and has designated these as hedge of net investment in foreign operation.
     The contract governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of December 31, 2009, the Company has met the covenants under these arrangements.
     A portion of the above short-term loans and borrowings, other secured term loans and obligation under finance leases aggregating to Rs. 1,858 and Rs. 2,154 as at March 31, 2009 and December 31, 2009, respectively, are secured by inventories, accounts receivable and certain property, plant and equipment.

     Interest expense was Rs. 412 and Rs. 220 for the three months ended December 31, 2008 and 2009, respectively and Rs. 1,696 and Rs. 943 for the nine months ended December 31, 2008 and 2009, respectively. Interest capitalized by the Company was Rs. 93 and Rs. 18 for the three months ended December 31, 2008 and 2009, respectively and Rs. 248 and Rs. 85 for the nine months ended December 31, 2008 and 2009, respectively.
13. Trade payables and accrued expenses
     Trade payables and accrued expenses consist of the following:

	As at
	March 31, 2009		December 31, 2009
Trade payables	Rs.	19,154	Rs.	20,410
Accrued expenses		22,496		24,087

	Rs.	41,650	Rs.	44,497

14. Other liabilities and provisions

	As at
	March 31, 2009		December 31, 2009
Current:
Statutory and other liabilities	Rs.	3,455	Rs.	3,954
Advance from customers		824		721
Unclaimed dividend		17		17
Warranty and other provision		1,272		1,150
Others		1,026		1,649

	Rs.	6,594	Rs.	7,491

Non-current:
Statutory liabilities	Rs.	741	Rs.	—
Warranty and other provision		448		486
Others		69		271

	Rs.	1,258	Rs.	757

Total	Rs.	7,852	Rs.	8,248

15. Financial instruments
     Financial assets and liabilities:

	As at
	March 31, 2009		December 31, 2009
Assets:
Trade receivables	Rs.	48,652	Rs.	50,035
Unbilled revenues		14,108		16,385
Cash and cash equivalents		49,117		42,563
Available for sale financial investments		16,543		39,855
Derivative assets		1,162		2,559
Other assets		12,831		15,838

Total	Rs.	142,413	Rs.	167,235

Liabilities:
Loans and borrowings	Rs.	56,892	Rs.	54,928
Trade payables and accrued expenses		41,650		44,497
Derivative liabilities		12,022		5,047
Other liabilities		876		1,713

Total	Rs.	111,440	Rs.	106,185

By Category:

	As at
	March 31, 2009		December 31, 2009
Assets:
Loans and receivables	Rs.	124,708	Rs.	124,821
Derivative assets		1,162		2,559
Available for sale financial assets		16,543		39,855

Total	Rs.	142,413	Rs.	167,235

Liabilities:
Financial liabilities at amortized cost	Rs.	56,892	Rs.	54,928
Trade and other payables		42,526		46,210
Derivative liabilities		12,022		5,047

Total	Rs.	111,440	Rs.	106,185

     Sale of financial assets
     From time to time, in the normal course of business, the Company transfers accounts receivables, net investment in finance lease receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded at the time of sale based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations.
     During the three months ended December 31, 2008 and 2009, the Company transferred financial assets of Rs. Nil and Rs. 614, respectively and during the nine months ended December 31, 2008 and 2009, the Company transferred financial assets of Rs. 813 and Rs. 2,568, respectively, under such arrangements and has included the proceeds from transfer of financial assets that have been derecognized in net cash provided by operating activities. Remaining proceeds are included in financing activities in the condensed consolidated interim statements of cash flows. These transfers resulted in gain/(loss) of Rs. Nil and Rs. (3) for the three months ended December 31, 2008 and 2009, respectively and Rs. 19 and Rs. 17 for the nine months ended December 31, 2008 and 2009, respectively. As at March 31, 2009 and December 31, 2009, the maximum amounts of recourse obligation in respect of the transferred financial assets are Rs. Nil and Rs. 1,097, respectively.
     Derivatives assets and liabilities:
     The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	March 31, 2009		December 31, 2009
Forward contracts
Sell		$1,374		$1,348
		€79		€65
		£53		£43
	AUD	—	AUD	16

Buy		$438		$527
		¥23,170		¥—

Net purchased options (to sell)		$562		$508
		£54		£43
		¥6,130		¥4,966

Cross currency swaps		¥35,016		¥33,014

     The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges during the year ended March 31, 2009 and nine months ended December 31, 2009.

	As at
	March 31, 2009		December 31, 2009
Balance as at the beginning of the period	Rs.	(1,097)	Rs.	(16,886)
Net (gain)/loss reclassified into statement of income on occurrence of hedged transactions		1,019		3,820
Deferred cancellation gains/(losses) relating to roll — over hedging		(11,357)		336
Changes in fair value of effective portion of outstanding derivatives		(5,451)		4,219

Unrealized gain/ (losses) on cash flow hedging derivatives, net	Rs.	(15,789)	Rs.	8,375

Balance as at the end of the period	Rs.	(16,886)	Rs.	(8,511)

     As at March 31, 2009 and December 31, 2009, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
     Fair value of derivative financial instruments has been determined based on prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.
Financial risk management
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings.
     The Company’s exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company’s earnings and equity to losses.
Risk Management Procedures
     The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
     The Company’s exposure to market risk arises principally from exchange rate risk and interest rate risk. Other sources of risk include credit risk, counter-party risk and liquidity risk.
     Exchange rate risk. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of revenue is in U.S. dollars, euro and pound sterling, while a significant portion of costs are in Indian rupees. The exchange rate between the rupee and dollar, euro and pound sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations.
     The Company evaluates exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward / option contracts to hedge forecasted cash flows denominated in foreign currency.
     All derivative instruments are recognized in the statement of financial position and measured at fair value. Changes in fair value of foreign currency derivative instruments that do not qualify as hedges and/ or any ineffective portion of hedges are recognized in the condensed consolidated interim statements of income. In connection with cash flow hedges, the Company has recorded losses of (16,886) and Rs. (8,511) as a component of cash flow hedging reserve within equity as at March 31, 2009 and December 31, 2009, respectively.
     As at December 31, 2009, Rs.1 increase / decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 1,329 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments.
     As at December 31, 2009, 1% movement in the exchange rate between U.S. Dollar and Yen would result in approximately Rs. 166 increase/decrease in the fair value of cross-currency interest rate swaps.
     Interest rate risk: Interest rate risk primarily arises from investment in debt securities and floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings, through the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, the Company may enter into interest rate swap agreements, which allows the Company to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of December 31, 2009, substantially all of the Company borrowing was subject to floating interest rates, which reset at short intervals. Accordingly, the carrying value of such borrowing approximates fair values. If interest rates were to increase by 100 bps from December 31, 2009, an additional annual interest expense on the Company’s floating rate borrowing would amount to approximately Rs. 505.
     Credit risk: Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, The Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable, Individual risk limits are set accordingly. No single customer accounted for more than 5% of the accounts receivable as at March 31, 2009 and December 31, 2009, respectively and revenues for the three and nine months ended December 31, 2008 and 2009, respectively. There is no significant concentration of credit risk.
     Counterparty risk: Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. In addition, net settlement agreements are contracted with significant counterparties.
     Liquidity risk: Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of December 31, 2009, our cash and cash equivalents are held with major financial institutions.
     Fair value. The fair value of market rate risk sensitive instruments, closely approximates their carrying value
16. Investment in equity accounted investees
     Wipro GE Medical Systems (Wipro GE)
     The Company holds 49% interest in Wipro GE. Wipro GE is a private entity that is not listed on any public exchange. The carrying value of the investment in Wipro GE as at March 31, 2009 and December 31, 2009 was Rs. 1,670 and Rs. 1,991, respectively. The Company’s share of profits of Wipro GE for the three months ended December 31, 2008 and 2009 was Rs. 114 and Rs. 128, respectively and for the nine months ended December 31, 2008 and 2009 was Rs. 327 and Rs. 354, respectively.
     Wipro GE had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 903, including interest. The tax demands were primarily on account of transfer pricing adjustments and the denial of export benefits and tax holiday benefits claimed by Wipro GE under the Indian Income Tax Act, 1961 (the “Act”). Wipro GE appealed against the said demands before the first appellate authority. The first appellate authority has vacated the tax demands for the years ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities have filed an appeal for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, Wipro GE received, on similar grounds, additional tax demand of Rs. 552 (including interest) for the financial year ended March 31, 2005. Wipro GE has filed an appeal against the said demand within the time limits permitted under the statute.

     In December 2009, Wipro GE received a draft assessment order, on similar grounds, with a demand of Rs. 299 (including interest) for the financial year ended March 31, 2006. Wipro GE has filed an objection against the said demand before the Dispute Resolution Panel and the Assessing officer within the time limit permitted under the statute.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in favour of Wipro GE and will not have any material adverse effect on its financial position and results of operations.
17. Foreign currency translation reserve
The movement in foreign currency translation reserve attributable to the equity holders of the Company is shown below:

	As at
	March 31, 2009		December 31, 2009
Balance at the beginning of the period	Rs.	(10)	Rs.	1,533
Translation difference related to foreign operations		8,970		(3,541)
Movement in effective portion of hedges of net investment in foreign operations		(7,427)		3,454

Movement during the period	Rs.	1,543	Rs.	(87)

Balance at the end of the period	Rs.	1,533	Rs.	1,446

Movement during the period attributable to:
Equity holders of the Company	Rs.	1,543	Rs.	(87)
Minority interest		22		(30)
18. Income taxes
     Income tax expense/(credit) have been allocated as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2008		2009		2008		2009
Profit for the period	Rs.	1,571	Rs.	2,322	Rs.	4,574	Rs.	6,279
Other comprehensive income for unrealized gain / (loss) on cash flow hedging derivatives and investment securities		(410)		100		(1,986)		1,891

Total income taxes	Rs.	1,161	Rs.	2,422	Rs.	2,588	Rs.	8,170

     Income tax expense/(credit) from operations consist of the following:

	Three months ended				Nine months ended
	December 31,				December 31,
	2008		2009		2008		2009
Current taxes
Domestic	Rs.	1,071	Rs.	1,309	Rs.	2,815	Rs.	3,670
Foreign		559		837		1,927		2,316

	Rs.	1,630	Rs.	2,146	Rs.	4,742	Rs.	5,986

Deferred taxes
Domestic	Rs.	(76)	Rs.	163	Rs.	(164)	Rs.	116
Foreign		17		13		(4)		177

	Rs.	(59)	Rs.	176	Rs.	(168)	Rs.	293

Total income tax expense	Rs.	1,571	Rs.	2,322	Rs.	4,574	Rs.	6,279

     The components of deferred tax assets and liabilities are as follows:

	As at
	March 31, 2009		December 31, 2009
Carry-forward business losses	Rs.	2,185	Rs.	2,052
Accrued expenses and liabilities		715		592
Allowances for doubtful accounts receivable		260		297
Cash flow hedges		2,353		428
Minimum alternate tax		126		384
Others		11		9

		5,650		3,762

Property, plant and equipment	Rs.	(421)	Rs.	(567)
Amortizable goodwill		(213)		(134)
Intangible assets		(789)		(819)
Investment in equity accounted investee		(332)		(405)

		(1,755)		(1,925)

Net deferred tax assets	Rs.	3,895	Rs.	1,837

Amounts presented in Statement of financial position:
Deferred tax assets	Rs.	4,369	Rs.	2,237
Deferred tax liabilities	Rs.	(474)	Rs.	(400)
     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The tax holidays on all facilities under Software Technology and Hardware Technology Parks were scheduled to expire in stages with mandated maximum expiry period of March 31, 2010. However, the Finance (No. 2) Act, 2009 has extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will now be available until the earlier of fiscal year 2011 or ten years after the commencement of a tax holiday for an individual undertaking. Further fringe benefit tax has also been abolished. Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax. The difference between the reported income tax expense and income tax computed at statutory tax rate is primarily attributable to income exempt from tax.
     Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     The Company is subject to a 15% branch profit tax in the United States to the extent the net profit attributable to U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code and the regulations contained therein. The Company has not triggered the branch profit tax till year ended March 31, 2009. The Company intends to maintain the current level of net assets in the United States commensurate with its operation and consistent with its business plan. The Company does not intend to repatriate out of the Unites States any portion of its current profits. Accordingly, the Company did not record a provision for branch profit tax.
19. Finance and other income/(expense), net

	Three months ended				Nine months ended
	December 31,				December 31,
	2008		2009		2008		2009
Interest income	Rs.	542	Rs.	506	Rs.	1,290	Rs.	1,689
Interest expense		(504)		(237)		(1,752)		(996)
Exchange fluctuations on foreign exchange borrowings, net		(431)		34		(1,144)		(338)
Dividend income		746		426		1,939		1,096
Gain on sale of investments		99		(8)		668		306

Total	Rs.	452	Rs.	721	Rs.	1,001	Rs.	1,757

20. Earnings per equity share
     A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:
     Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Equity shares exercised through a non-recourse loan by the WERT, have been reduced from the equity shares outstanding for computing basic earnings per share.

	Three months ended				Nine months ended
	December 31,				December 31,
	2008		2009		2008		2009
Profit attributable to equity holders of the Company	Rs.	10,099	Rs.	12,032	Rs.	28,749	Rs.	33,842
Weighted average number of equity shares outstanding		1,454,578,545		1,457,758,937		1,453,654,904		1,456,931,312
Basic earnings per share	Rs.	6.94	Rs.	8.25	Rs.	19.78	Rs.	23.23

     Diluted: Diluted earnings per share is calculated adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Shares exercised through a non-recourse loan by the WERT and share options are dilutive potential equity shares for the Company.
     The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended				Nine months ended
	December 31,				December 31,
	2008		2009		2008		2009
Profit attributable to equity holders of the Company	Rs.	10,099	Rs.	12,032	Rs.	28,749	Rs.	33,842
Weighted average number of equity shares outstanding		1,454,578,545		1,457,758,937		1,453,654,904		1,456,931,312
Effect of dilutive equivalent share-stock option		6,467,757		11,544,752		8,676,218		12,097,040

Weighted average number of equity shares for diluted earnings per share		1,461,046,302		1,469,303,689		1,462,331,122		1,469,028,352

Diluted earnings per share	Rs.	6.91	Rs.	8.19	Rs.	19.66	Rs.	23.04

21. Employee stock incentive plans
     The stock compensation expense recognized for employee services received during the three months ended December 31, 2008 and 2009 is Rs. 443 and Rs. 325 and during the nine months ended December 31, 2008 and 2009 is Rs. 1,483 and Rs. 961, respectively.
     Wipro Equity Reward Trust (WERT)
     In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). The WERT purchases shares of the Company out of funds borrowed from the Company. The Company’s compensation committee recommends to the WERT certain officers and key employees, to whom the WERT grants shares from its holdings at nominal price. Such shares are then held by the employees subject to vesting conditions. The shares held the by WERT are reported as a reduction in stockholders’ equity
     The movement in the shares held by the WERT is given below:

	Year ended	Nine months ended
	March 31, 2009	December 31, 2009
Shares held at the beginning of the period	7,961,760	7,961,760
Shares granted to employees	—	—
Grants forfeited by employees	—	—

Shares held at the end of the period	7,961,760	7,961,760

     Wipro Employee Stock Option Plan and Restricted Stock Unit Option Plan
     A summary of the general terms of grants under stock option plans and restricted stock unit plans are as follows:

		Range of
Name of Plan	Authorized Shares	Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	30,000,000	Rs.	171 — 490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171 — 490
Stock Option Plan (2000 ADS Plan)	9,000,000		$3—7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs.	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	12,000,000		$0.04
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs.	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	10,000,000	Rs.	2
     Employees covered under the stock option plans and restricted stock unit option plans (collectively “stock option plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vests over a period of five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for the aforementioned stock option plans is generally ten years.

	For the year ended					For the nine months ended
	March 31, 2009					December 31, 2009
				Weighted					Weighted
				Average					Average
	Range of			Exercise		Range of			Exercise
	Exercise Prices		Number	Price		Exercise Prices		Number	Price
Outstanding at the beginning of the period	Rs.	229 — 265	1,219,926	Rs.	264	Rs.	229 — 265	1,140	Rs.	254
	Rs.	489	—	Rs.	—	Rs.	489	120,000	Rs.	489
		$4—6	8,706		$5		$4—6	1,606		$4.7
	Rs.	2	9,700,163	Rs.	2	Rs.	2	13,799,549	Rs.	2
		$0.04	1,885,236		$0.04		$0.04	2,470,641		$0.04

Granted	Rs.	229 — 265	—	Rs.	—	Rs.	229 — 265	—	Rs.	—
	Rs.	489	120,000	Rs.	489	Rs.	489	—	Rs.	—
		$4—6	—		$—		$4—6	—		$—
	Rs.	2	6,882,415	Rs.	2	Rs.	2	5,000	Rs.	2
		$0.04	1,484,261		$0.04		$0.04	137,100		$0.04

Exercised	Rs.	229 — 265	(345,099)	Rs.	263	Rs.	229 — 265	—	Rs.	—
	Rs.	489	—	Rs.	—	Rs.	489	—	Rs.	—
		$4—6	(4,400)		$4.7		$4—6	—		$—
	Rs.	2	(1,762,283)	Rs.	2	Rs.	2	(2,152,485)	Rs.	2
		$0.04	(446,841)		$0.04		$0.04	(438,851)		$0.04

Forfeited and lapsed	Rs.	229 — 265	(873,687)	Rs.	264	Rs.	229 - 265	(1,140)	Rs.	254
	Rs.	489	—	Rs.	—	Rs.	489	—	Rs.	—
		$4—6	(2,700)		$5.82		$4—6	—		$—
	Rs.	2	(1,020,746)	Rs.	2	Rs.	2	(654,287)	Rs.	2
		$0.04	(452,015)		$0.04		$0.04	(286,328)		$0.04

Outstanding at the end of the period	Rs.	229 — 265	1,140	Rs.	254	Rs.	229 — 265	—	Rs.	—
	Rs.	489	120,000	Rs.	489	Rs.	489	120,000	Rs.	489
		$4—6	1,606		$4.7		$4—6	1,606		$4.7
	Rs.	2	13,799,549	Rs.	2	Rs.	2	10,997,777	Rs.	2
		$0.04	2,470,641		$0.04		$0.04	1,882,562		$0.04

Exercisable at the end of the period	Rs.	229 — 265	1,140	Rs.	254	Rs.	229 — 265	—	Rs.	—
	Rs.	489	—	Rs.	—	Rs.	489	—	Rs.	—
		$4—6	1,606		$4.7		$4—6	1,606		$4.7
	Rs.	2	2,975,987	Rs.	2	Rs.	2	3,091,729	Rs.	2
		$0.04	208,412		$0.04		$0.04	280,160		$0.04
     The following table summarizes information about stock options outstanding as at December 31, 2009.

		Options outstanding
			Weighted
			average	Weighted
			remaining	Average
Range of			life	Exercise
Exercise price		Numbers	(Months)	Price
Rs.	489	120,000	52	Rs.	489
	$4 —6	1,606	3		$4.70
Rs.	2	10,997,777	38	Rs.	2
	$0.04	1,882,562	47		$0.04

     The weighted-average grant-date fair value of options granted during the year ended March 31, 2009 and the nine months ended December 31, 2009 was Rs. 319 and Rs. 814 for each option, respectively.
22. Employee benefits
a)	Employee costs include:

	Three months ended December 31,				Nine months ended December 31,
	2008		2009		2008		2009
Salaries and bonus	Rs.	26,723	Rs.	24,958	Rs.	75,889	Rs.	76,425
Employee benefit plans		838		542		2,131		1,929
Share based compensation		443		325		1,483		961

	Rs.	28,004	Rs.	25,825	Rs.	79,503	Rs.	79,315

b)	Defined benefit plans:

Amount recognized in the statement of income in respect of gratuity cost is as follows:

	Three months ended December 31,				Nine months ended December 31,
	2008		2009		2008		2009
Interest on obligation	Rs.	34	Rs.	33	Rs.	101	Rs.	99
Expected return on plan assets		(22)		(30)		(66)		(90)
Actuarial losses/(gains) recognized during the period		114		(2)		55		7
Current service cost.		91		95		275		286

Net gratuity cost/(benefit)	Rs.	217	Rs.	96	Rs.	365	Rs.	302

     The principal assumptions used for the purpose of actuarial valuation are as follows:

	As at
	March 31, 2009	December 31, 2009
Discount rate	6.75%	6.85%
Expected return on plan assets	8%	8%
Expected rate of salary increase	5%	5%
     Movement in present value of defined benefit obligation

	As at
	March 31, 2009		December 31, 2009
Opening defined benefit obligation	Rs.	1,515	Rs.	1,824
Current service cost		369		286
Interest on obligation		135		99
Benefits paid		(117)		(165)
Actuarial losses/(gains) recognized during the period		(78)		1

Closing defined benefit obligation	Rs.	1,824	Rs.	2,045

     Change in plan assets

	As at
	March 31, 2009		December 31, 2009
Fair value of plan assets at the beginning of the period	Rs.	1,244	Rs.	1,397
Expected return on plan assets		92		90
Employer contributions		153		560
Benefits paid		(117)		(165)
Actuarial gain/(losses)		25		(6)

Fair value of plan assets at the end of the period		1,397		1,876

Present value of unfunded obligation	Rs.	(427)	Rs.	(169)

Recognized liability	Rs.	(427)	Rs.	(169)

23. Commitments and contingencies
     Operating leases: The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 630 and Rs. 718, for the three months ended December 31, 2008 and 2009, respectively and Rs. 1,807 and Rs. 2,228, for the nine months ended December 31, 2008 and 2009, respectively.
     Details of contractual payments under non-cancelable leases are given below:

	As at
	March 31, 2009		December 31, 2009
Not later than one year	Rs.	1,064	Rs.	1,283
Later than one year but not later than five years		3,670		3,976
Later than five years		3,168		2,329

	Rs.	7,902	Rs.	7,588

     Capital commitments: As at March 31, 2009 and December 31, 2009, the Company had committed to spend approximately Rs. 5,371 and Rs. 3,544, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Guarantees: As at March 31, 2009 and December 31, 2009, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 6,103 and Rs. 13,337, respectively, as part of the bank line of credit.
     Contingencies and lawsuits: The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demands were primarily on account of the Indian income tax authority’s denial of deductions claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by the company’s undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting a substantial portion of the demands raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claims of the Company for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against the said demand within the time limits permitted under the statute.
     In December 2009, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 6,757 (including interest of Rs. 2,050) for the financial year ended March 31, 2006. The Company has filed an objection against the said demand before the Dispute Resolution Panel and the Assessing officer within the time limits permitted under the statute.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material impact on the condensed consolidated interim financial statements.
     The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

     Other commitments: The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duties on certain computer hardware previously imported duty free. As at December 31, 2009, the Company has met all commitments required under the plan.
24. Segment Information
     The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, excluding loans and borrowings.
     The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.
     The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.
     The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.
     The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.
     Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, have been considered as ‘reconciling items’.
     Revenues include excise duty of Rs. 243 and Rs. 220 for the three months ended December 31, 2008 and 2009, respectively and Rs. 878 and Rs. 604 for the nine months ended December 31, 2008 and 2009, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty are reported in reconciling items.
     For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues.
     For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.
     The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in Outsourcing contracts. Corporate Treasury provides internal financing to the business units offering multi-year payments terms, and accordingly such receivables are reflected in Capital Employed of Reconciling items. As of December 31, 2008 and 2009, Capital Employed of Reconciling items includes Rs. 4,401 and Rs. 7,249 respectively, of such receivables on extended collection terms.
Information on reportable segments is as follows:

	Three months ended December 31, 2008
	IT Services and Products			Consumer Care and
	IT Services	IT Products	Total	Lighting	Others	Reconciling Items	Entity Total
Revenues	50,787	8,269	59,056	4,864	1,919	245	66,084
Cost of revenues	(34,117)	(7,274)	(41,391)	(2,779)	(1,965)	(274)	(46,409)
Selling and marketing expenses	(2,612)	(407)	(3,019)	(1,207)	(64)	(74)	(4,364)
General and administrative expenses	(3,636)	(187)	(3,823)	(257)	(118)	7	(4,191)

Operating income of segment (1)	10,422	401	10,823	621	(228)	(96)	11,120

	Three months ended December 31, 2008
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Average capital employed			94,965	18,980	6,031	64,600	184,576
Return on capital employed			46%	13%	(15)%		24%

	Three months ended December 31, 2009
	IT Services and Products			Consumer
				Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	51,648	10,114	61,762	5,743	1,896	373	69,774
Cost of revenues	(33,610)	(8,956)	(42,566)	(3,048)	(1,921)	(231)	(47,766)
Selling and marketing expenses	(2,744)	(324)	(3,068)	(1,630)	(85)	(34)	(4,817)
General and administrative expenses	(3,113)	(232)	(3,345)	(317)	(38)	45	(3,655)

Operating income of segment (1)	12,181	602	12,783	748	(148)	153	13,536

Average capital employed			112,365	18,823	5,562	86,927	223,677
Return on capital employed			46%	16%	(11)%		24	%-

	Nine months ended December 31, 2008
	IT Services and Products			Consumer
				Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	142,306	25,516	167,822	14,447	7,675	880	190,824
Cost of revenues	(95,474)	(22,927)	(118,401)	(8,188)	(7,178)	(1,083)	(134,850)
Selling and marketing expenses	(8,062)	(1,000)	(9,062)	(3,512)	(234)	(188)	(12,996)
General and administrative expenses	(9,243)	(518)	(9,761)	(851)	(223)	(98)	(10,933)

Operating income of segment (1)	29,527	1,071	30,598	1,896	40	(489)	32,045

Average capital employed			94,574	18,147	5,929	59,348	177,998
Return on capital employed			43%	14%	1%		24	%-

	Nine months ended December 31, 2009
	IT Services and Products			Consumer
				Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	149,894	29,305	179,199	16,500	4,858	856	201,413
Cost of revenues	(98,316)	(26,035)	(124,351)	(8,508)	(5,111)	(564)	(138,534)
Selling and marketing expenses	(7,526)	(1,017)	(8,543)	(4,741)	(217)	(46)	(13,547)
General and administrative expenses	(9,361)	(749)	(10,110)	(979)	(149)	55	(11,183)

Operating income of segment (1)	34,691	1,504	36,195	2,272	(619)	301	38,149

Average capital employed			114,890	19,300	5,701	80,616	220,507
Return on capital employed			42%	16%	(14)%		23	%-

(1)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

	Three months ended				Nine months ended
Segments	December 31,				December 31,
	2008		2009		2008		2009
IT Services	Rs.	390	Rs.	250	Rs.	1,154	Rs.	902
IT Products		28		20		85		73
Consumer Care and Lighting		20		19		59		51
Others		6		4		16		14
Reconciling items		(1)		32		169		(79)

Total	Rs.	443	Rs.	325	Rs.	1,483	Rs.	961

The Company has four geographic segments: India, the United States, Europe and Rest of the world.
Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2008		2009		2008		2009
India	Rs.	13,392	Rs.	15,661	Rs.	41,474	Rs.	45,528
United States		30,690		29,879		84,990		89,190
Europe		14,663		14,543		43,776		41,578
Rest of the world		7,339		9,691		20,584		25,117

	Rs.	66,084	Rs.	69,774	Rs.	190,824	Rs.	201,413

25.	Reconciliation between Previous GAAP and US GAAP
The following reconciliations provide a quantification of the reconciliation items between U.S. GAAP and previous GAAP:
– equity as at April 1, 2008;
– equity as at December 31, 2008;
– equity as at March 31, 2009;
– profit for the three months ended December 31, 2008;
– profit for the nine months ended December 31, 2008; and
– profit for the year ended March 31, 2009.
Reconciliation of Equity as at April 1, 2008

	Amount as				Amount		Relevant
	per Previous		Reconciliation		as per US		Notes for
Particulars	GAAP		adjustment		GAAP		adjustments
Goodwill	Rs.	42,209	Rs.	(3,266)	Rs.	38,943	1
Property, plant and equipment and intangible assets		41,583		10,719		52,302	1(b),2
Available for sale investments		14,679		484		15,163	3
Investment in equity accounted investees		1,343		—		1,343
Inventories		6,664		508		7,172	4
Trade receivables		40,453		(1,545)		38,908	4
Unbilled revenues		8,514		(209)		8,305	4
Cash and cash equivalents		39,270		—		39,270
Net tax assets (including deferred taxes)		3,632		(1,963)		1,669	5
Other assets		13,980		1,336		15,316	2(a),4

TOTAL ASSETS	Rs.	212,327	Rs.	6,064	Rs.	218,391

Share capital	Rs.	2,923		—	Rs.	2,923
Retained earnings and other components of equity		114,031		12,400		126,431
Total equity (A)		116,954		12,400		129,354

Minority interest		116		—		116
Loans and borrowings		44,850		(94)		44,756	6	(b)
Trade payables and accrued expenses		28,675		—		28,675
Unearned revenues		4,269		(107)		4,162
Employee benefit obligations		2,737		(124)		2,613	7
Other liabilities		14,726		(6,011)		8,715	4,6
Total liabilities (B)		95,373		(6,336)		89,037

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	212,327	Rs.	6,064	Rs.	218,391

Notes:
1)	The key differences in goodwill between U.S. GAAP and Previous GAAP are as follows:
a)	Under Previous GAAP, prior to the Transition Date, the Company merged certain wholly owned subsidiaries and adjusted the goodwill relating to acquisition of such entities against the retained earnings, whereas this adjustment was not recorded under U.S. GAAP.

b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Accordingly, in respect of all business combinations a portion of purchase price was allocated towards acquired intangibles, net of related deferred taxes. Under Previous GAAP, assets and liabilities arising from a business combination are recognized at carrying value in the books of the acquired entity. This resulted in difference between the carrying amount of goodwill, intangible assets and deferred tax liabilities between U.S.GAAP and Previous GAAP
2)	The key differences in property, plant and equipment and intangibles between U.S. GAAP and Previous GAAP are as follows:
a)	Under U.S. GAAP, lease of land is classified as an operating lease unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Lease rentals paid in advance and lease deposits are recognized as other assets under U.S.GAAP. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. This is a presentation difference between line items within statement of financial position and has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and US GAAP.

c)	Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful life.
3)	Under US GAAP, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments, net of related deferred taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value.

4)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized in full, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.

b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.

The above adjustments consequently impact trade receivables, unbilled revenues, inventory, other assets, unearned revenues and other liabilities balances.
5)	The key difference in net tax assets between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, deferred tax assets in respect of carry forward tax losses are recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

b)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

c)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein.
6)	The key differences between Previous GAAP and U.S. GAAP are as follows:
a)	Under Previous GAAP, liability is recognized in respect of proposed dividend even-though the dividend is expected to be approved by the shareholders subsequent to the reporting date. Under U.S. GAAP, liability for dividend is recognized only when it is approved by the shareholders.

b)	Certain liabilities to state finance institutions are reflected as borrowings under Previous GAAP, while these amounts are classified as other liabilities under U.S. GAAP. This is a presentation difference between line items within statement of financial position and has no impact on equity.

c)	Under Previous GAAP, share application money pending allotment is reported as a separate item within equity whereas US GAAP requires the same to be presented under other liabilities. This presentation difference between US GAAP and Previous GAAP has resulted in an increase in equity under Previous GAAP as at April 01, 2008.
7)	The key difference in defined employee benefit obligations between Previous GAAP and U.S. GAAP are as follows:

a)	Under Previous GAAP, the Company considers the yield on government securities as the discounting rate in determining such employee retirement benefit obligation. Under U.S. GAAP, the Company considers yield on corporate bonds as the discount rate.

b)	Under U.S. GAAP, actuarial gains and losses relating to defined employee retirement obligation is recognized in equity, which is subsequently recycled into the income statement using the corridor approach. Under Previous GAAP, the actuarial gains and losses are recognized in the statement of income in the period in which they occur.

Reconciliation of Equity as at December 31, 2008

	Amount as per		Reconciliation		Amount as per US		Relevant Notes for
Particulars	Previous GAAP		adjustment		GAAP		adjustments
Goodwill	Rs.	50,252	Rs.	(5,478)	Rs.	44,774	1
Property, plant and equipment and intangible assets		49,661		13,171		62,832	1(b),2
Available for sale investments		20,260		311		20,571	3
Investment in equity accounted investees		1635		—		1,635
Inventories		7,774		1,239		9,013	4
Trade receivables		49,664		(2,663)		47,001	4
Unbilled revenues		14,115		(321)		13,794	4
Cash and cash equivalents		38,383		—		38,383
Net tax assets (including deferred taxes)		1,470		(1,118)		352	5
Other assets		20,769		2,187		22,956	2(a),4

TOTAL ASSETS	Rs.	253,983	Rs.	7,328	Rs.	261,311

Share capital	Rs.	2,927		—	Rs.	2,927
Retained earnings and other components of equity		130,985		6,997		137,982
Total equity (A)		133,912		6,997		140,909

Minority interest		192		—		192
Loans and borrowings		47,579		(87)		47,492	6	(a)
Trade payables and accrued expenses		41,649		—		41,649
Unearned revenues		7,568		—		7,568
Employee benefit obligations		3,185		(123)		3,062	7
Other liabilities		19,898		541		20,439	4,6
Total liabilities (B)		120,071		331		120,402

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	253,983	Rs.	7,328	Rs.	261,311

Notes:
1)	The key differences in goodwill between US GAAP and Previous GAAP are as follows:
a)	Under Previous GAAP, prior to the Transition Date, the Company merged certain wholly owned subsidiaries and adjusted the goodwill relating to acquisition of such entities against the retained earnings, whereas this adjustment was not recorded under U.S. GAAP.
b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Accordingly, in respect of all business combinations a portion of purchase price was allocated towards acquired intangibles, net of related deferred taxes. Under Previous GAAP, assets and liabilities arising from a business combination are recognized at carrying value in the books of the acquired entity. This resulted in difference between the carrying amount of goodwill, intangible assets and deferred tax liabilities between U.S.GAAP and Previous GAAP.
2)	The key differences in property, plant and equipment and intangibles between U.S. GAAP and Previous GAAP are as follows:
a)	Under U.S. GAAP, lease of land is classified as an operating lease unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Lease rentals paid in advance and lease deposits are recognized as other assets under U.S.GAAP. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. This is a presentation difference between line items within statement of financial position and has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and U.S. GAAP.

c)	Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful life.
3)	Under US GAAP, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments, net of related deferred taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value.

4)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized in full, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.
b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.
The above adjustments consequently impact trade receivables, unbilled revenues, inventory, other assets, unearned revenues and other liabilities balances.
5)	The key difference in net tax assets between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, deferred tax assets in respect of carry forward tax losses are recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

b)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

c)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein.
6)	The key difference between Previous GAAP and U.S. GAAP are as follows
a)	Certain liabilities to state finance institutions are reflected as borrowings under Previous GAAP, while these amounts are classified as other liabilities under U.S. GAAP. This is a presentation difference between line items within statement of financial position and has no impact on equity.

b)	Under Previous GAAP, share application money pending allotment is reported as a separate item within equity whereas US GAAP requires the same to be presented under other liabilities. This presentation difference between US GAAP and Previous GAAP has resulted in an increase in equity under Previous GAAP as at December 31, 2008.
7)	The key difference in defined employee benefit obligations between Previous GAAP and U.S. GAAP are as follows:
a)	Under Previous GAAP, the Company considers the yield on government securities as the discounting rate in determining such employee retirement benefit obligation. Under U.S. GAAP, the Company considers yield on corporate bonds as the discount rate.

b)	Under U.S. GAAP, actuarial gains and losses relating to defined employee retirement obligation is recognized in equity, which is subsequently recycled into the income statement using the corridor approach. Under Previous GAAP, the actuarial gains and losses are recognized in the statement of income in the period in which they occur.

Reconciliation of Equity as at March 31, 2009

	Amount as per		Reconciliation		Amount as per US		Relevant Notes for
Particulars	Previous GAAP		adjustment		GAAP		adjustments
Goodwill	Rs.	56,521	Rs.	(7,019)	Rs.	49,502	1
Property, plant and equipment and intangible assets		52,563		14,903		67,466	1(b),2
Available for sale investments		16,426		92		16,518	3
Investment in equity accounted investees		1,670		—		1,670
Inventories		7,587		1,100		8,687	4
Trade receivables		48,899		(2,642)		46,257	4
Unbilled revenues		14,108		(265)		13,843	4
Cash and cash equivalents		49,117		—		49,117
Net tax assets (including deferred taxes)		4,143		(1,151)		2,992	5
Other assets		21,057		2,408		23,465	2(a),4

TOTAL ASSETS	Rs.	272,091	Rs.	7,426	Rs.	279,517

Share capital	Rs.	2,930		—	Rs.	2,930
Retained earnings and other components of equity		133,369		13,883		147,252
Total equity (A)		136,299		13,883		150,182

Minority interest		237		—		237
Loan and borrowings		56,892		(86)		56,806	6	(b)
Trade payables and accrued expenses		41,650		—		41,650
Unearned revenues		8,453		182		8,635
Employee benefit obligations		3,111		(146)		2,965	7
Other liabilities		25,449		(6,407)		19,042	4,6
Total liabilities (B)		135,792		(6,457)		129,335

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	272,091	Rs.	7,426	Rs.	279,517

Notes:
1)	The key differences in goodwill between U.S. GAAP and Previous GAAP are as follows:
a)	Under Previous GAAP, prior to the Transition Date, the Company merged certain wholly owned subsidiaries and adjusted the goodwill relating to acquisition of such entities against the retained earnings, whereas this adjustment was not recorded under U.S. GAAP.

b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Accordingly, in respect of all business combinations a portion of purchase price was allocated towards acquired intangibles, net of related deferred taxes. Under Previous GAAP, assets and liabilities arising from a business combination are recognized at carrying value in the books of the acquired entity. This resulted in difference between the carrying amount of goodwill, intangible assets and deferred tax liabilities between U.S.GAAP and Previous GAAP.
2)	The key differences in property, plant and equipment and intangibles between U.S. GAAP and Previous GAAP are as follows:
a)	Under U.S. GAAP, lease of land is classified as an operating lease unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Lease rentals paid in advance and lease deposits are recognized as other assets under U.S.GAAP. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. This is a presentation difference between line items within statement of financial position and has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and U.S. GAAP.

c)	Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful life.
3)	Under US GAAP, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments, net of related deferred taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value.

4)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized in full, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.

b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.
The above adjustments consequently impact trade receivables, unbilled revenues, inventory, other assets, unearned revenues and other liabilities balances.
5)	The key difference in net tax assets between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, deferred tax assets in respect of carry forward tax losses are recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

b)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

c)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein.
6)	The key differences between Previous GAAP and U.S. GAAP are as follows:
a)	Under Previous GAAP, liability is recognized in respect of proposed dividend even-though the dividend is expected to be approved by the shareholders subsequent to the reporting date. Under U.S. GAAP, liability for dividend is recognized only when it is approved by the shareholders.
b)	Certain liabilities to state finance institutions are reflected as borrowings under Previous GAAP, while these amounts are classified as other liabilities under U.S. GAAP. This is a presentation difference between line items within statement of financial position and has no impact on equity.

c)	Under Previous GAAP, share application money pending allotment is reported as a separate item within equity whereas US GAAP requires the same to be presented under other liabilities. This presentation difference between US GAAP and Previous GAAP has resulted in an increase in equity under Previous GAAP as at March 31, 2009.
7)	The key difference in defined employee benefit obligations between Previous GAAP and U.S. GAAP are as follows:
a)	Under Previous GAAP, the Company considers the yield on government securities as the discounting rate in determining such employee retirement benefit obligation. Under U.S. GAAP, the Company considers yield on corporate bonds as the discount rate.

b)	Under U.S. GAAP, actuarial gains and losses relating to defined employee retirement obligation is recognized in equity, which is subsequently recycled into the income statement using the corridor approach. Under Previous GAAP, the actuarial gains and losses are recognized in the statement of income in the period in which they occur.

Reconciliation of Profit for the three months ended December 31, 2008

	Amount as per			Reconciliation	Amount as per US		Relevant Notes for
Particulars	Previous GAAP			adjustment	GAAP		adjustments
Revenues	Rs.	65,997	Rs.	(610)	Rs.	65,387	1
Operating profit		11,251		(630)		10,621	2
Finance and other income/(expense), net		295		(671)		(376)	3
Equity in earnings of equity-accounted investees		114		—		114

Profit before taxes		11,660		(1,301)		10,359
Income taxes		(1,605)		241		(1,364)	4
Minority interest		(16)		—		(16)

Net income		10,039		(1,060)		8,979

Notes:
1)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized in full, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.

b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.

c)	Under U.S. GAAP, generally cash payments to customers pursuant to sales promotional activities are considered as sales discount and reduced from revenue. Under Previous GAAP, such payments are considered as cost of revenues and selling and marketing expenses. This is a presentation difference and has no impact on net income.
2)	The key differences in operating profit between Previous GAAP and U.S. GAAP are as follows:
a)	Impact of difference in revenue recognition principles described above.

b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful. This has resulted in a difference in the underlying amortization expense between Previous GAAP and U.S. GAAP.

c)	Indian tax laws levies fringe benefit tax (‘FBT’) in respect of various fringe benefits provided to employees. Under Previous GAAP, such FBT is treated as income taxes, whereas under U.S. GAAP such FBT is treated as an operating expense. This is a presentation difference and has no impact on net income.

d)	Indian tax laws levies FBT on all stock options exercised on or after April 1, 2007. The Company has modified its stock option plans to recover the FBT from employees. Under U.S. GAAP, FBT recovery is treated as an additional exercise price and recorded in stockholders’ equity. Under Previous GAAP, recovery of FBT from employees is offset against the related FBT expense.
3)	The key differences in other income / (expense), net between Previous GAAP and U.S. GAAP are as follows:
a)	Foreign currency borrowings and related cross currency swap are considered as effective hedge of net investment in non-integral foreign operation. Consequently, the changes in the fair value of such derivative instrument and the impact of foreign currency translation adjustment on foreign currency borrowings that are determined to be an effective hedge are recognized in the equity. Under U.S. GAAP, combination of foreign currency borrowings and related cross currency swap do not qualify for hedge accounting, and consequently, the changes in fair value of such derivative instrument and the foreign currency translation adjustments on foreign currency borrowings are recognized in the statement of income.

b)	Difference in the basis of interest capitalization between Previous GAAP and U.S. GAAP.
4)	The key differences in Income taxes between Previous GAAP and U.S. GAAP are as follows:
a)	Reclassification of FBT to operating expenses from income tax expense; refer note 2(c) above.

b)	Under U.S. GAAP, deferred tax assets in respect of carry forward tax losses are recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

c)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

d)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein

Reconciliation of Profit for the nine months ended December 31, 2008

					Amount
	Amount as per				as per		Relevant
	Previous			Reconciliation	US		Notes for
Particulars	GAAP			adjustment	GAAP		adjustments
Revenues	Rs.	191,715	Rs.	(2,611)	Rs.	189,104	1
Operating profit		32,530		(1,988)		30,542	2
Finance and other income/(expense), net		881		(2,318)		(1,437)	3
Equity in earnings of equity-accounted investees		327		—		327

Profit before taxes		33,739		(4,307)		29,432
Income taxes		(4,792)		752		(4,040)	4
Minority interest		(50)		—		(50)

Net income		28,897		(3,555)		25,342

Notes:
1)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized in full, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.

b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.

c)	Under U.S. GAAP, generally cash payments to customers pursuant to sales promotional activities are considered as sales discount and reduced from revenue. Under Previous GAAP, such payments are considered as cost of revenues and selling and marketing expenses. This is a presentation difference and has no impact on net income.
2)	The key differences in operating profit between Previous GAAP and U.S. GAAP are as follows:
a)	Impact of difference in revenue recognition principles described above.

b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful. This has resulted in a difference in the underlying amortization expense between Previous GAAP and U.S. GAAP.

c)	Indian tax laws levies fringe benefit tax (‘FBT’) in respect of various fringe benefits provided to employees. Under Previous GAAP, such FBT is treated as income taxes, whereas under U.S. GAAP such FBT is treated as an operating expense. This is a presentation difference and has no impact on net income.

d)	Indian tax laws levies FBT on all stock options exercised on or after April 1, 2007. The Company has modified its stock option plans to recover the FBT from employees. Under U.S. GAAP, FBT recovery is treated as an additional exercise price and recorded in stockholders’ equity. Under Previous GAAP, recovery of FBT from employees is offset against the related FBT expense.
3)	The key differences in other income / (expense), net between Previous GAAP and U.S. GAAP are as follows:
a)	Foreign currency borrowings and related cross currency swap are considered as effective hedge of net investment in non-integral foreign operation. Consequently, the changes in the fair value of such derivative instrument and the impact of foreign currency translation adjustment on foreign currency borrowings that are determined to be an effective hedge are recognized in the equity. Under U.S. GAAP, combination of foreign currency borrowings and related cross currency swap do not qualify for hedge accounting, and consequently, the changes in fair value of such derivative instrument and the foreign currency translation adjustments on foreign currency borrowings are recognized in the statement of income.
b)	Difference in the basis of interest capitalization between Previous GAAP and U.S. GAAP.
4)	The key differences in Income taxes between Previous GAAP and U.S. GAAP are as follows:
a)	Reclassification of FBT to operating expenses from income tax expense; refer note 2(c) above

b)	Under U.S. GAAP, deferred tax assets in respect of carry forward tax losses are recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

c)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

d)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein

Reconciliation of Profit for the year ended March 31, 2009

					Amount
	Amount as per				as per		Relevant
	Previous			Reconciliation	US		Notes for
Particulars	GAAP			adjustment	GAAP		adjustments
Revenues	Rs.	256,995	Rs.	(2,431)	Rs.	254,564	1
Operating profit		44,004		(2,614)		41,390	2
Finance and other income/(expense), net		1,192		(3,008)		(1,816)	3
Equity in earnings of equity-accounted investees		362		—		362

Profit before taxes		45,558		(5,622)		39,936
Income taxes		(6,460)		1,038		(5,422)	4
Minority interest		(99)				(99)

Net income		38,999		(4,584)		34,415

Notes:
1)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized in full, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.

b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.

c)	Under U.S. GAAP, generally cash payments to customers pursuant to sales promotional activities are considered as sales discount and reduced from revenue. Under Previous GAAP, such payments are considered as cost of revenues and selling and marketing expenses. This is a presentation difference and has no impact on net income.
2)	The key differences in operating profit between Previous GAAP and U.S. GAAP are as follows:
a)	Impact of difference in revenue recognition principles described above.

b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful. This has resulted in a difference in the underlying amortization expense between Previous GAAP and U.S. GAAP.

c)	Indian tax laws levies fringe benefit tax (‘FBT’) in respect of various fringe benefits provided to employees. Under Previous GAAP, such FBT is treated as income taxes, whereas under U.S. GAAP such FBT is treated as an operating expense. This is a presentation difference and has no impact on net income.

d)	Indian tax laws levies FBT on all stock options exercised on or after April 1, 2007. The Company has modified its stock option plans to recover the FBT from employees. Under U.S. GAAP, FBT recovery is treated as an additional exercise price and recorded in stockholders’ equity. Under Previous GAAP, recovery of FBT from employees is offset against the related FBT expense.
3)	The key differences in other income/(expense) , net between Previous GAAP and U.S. GAAP are as follows:
a)	Foreign currency borrowings and related cross currency swap are considered as effective hedge of net investment in non-integral foreign operation. Consequently, the changes in the fair value of such derivative instrument and the impact of foreign currency translation adjustment on foreign currency borrowings that are determined to be an effective hedge are recognized in the equity. Under U.S. GAAP, combination of foreign currency borrowings and related cross currency swap do not qualify for hedge accounting, and consequently, the changes in fair value of such derivative instrument and the foreign currency translation adjustments on foreign currency borrowings are recognized in the statement of income

b)	Difference in the basis of interest capitalization between Previous GAAP and U.S. GAAP
4)	The key differences in income taxes between Previous GAAP and U.S. GAAP are as follows:
a)	Reclassification of FBT to operating expenses from income tax expense; refer note 2(c) above

b)	Under U.S. GAAP, deferred tax assets in respect of carry forward tax losses are recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

c)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

d)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions, except share data and where otherwise stated)
As discussed elsewhere in this report, in addition to historical information, this Quarterly Report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the firm’s future results and financial condition, please see the sections entitled “Risk Factors.”.
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, all of the statements under the heading “Forward-Looking Statements May Prove Inaccurate.”
We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, all forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements, including the section entitled “Risk Factors” and this section. We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.
Overview
     We are a leading global information technology, or IT, services company, headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     Our IT products segment is a leader in Indian IT market and focuses primarily on meeting requirements for IT products of companies in India and Middle East region.
     We also have a notable presence in the markets for consumer products and lighting and infrastructure engineering.
     Our revenue and profit for the three month and nine month periods ended December 31, 2008 and 2009 are provided below.

	Wipro Limited and subsidiaries
	Three months ended December 31,						Nine months ended December 31,
					Year on						Year on
					Year						Year
	2008		2009		Change		2008		2009		Change
Revenue	Rs.	66,084	Rs.	69,774	5.58%		Rs.	190,824	Rs.	Rs. 201,413	5.55%
Cost of revenue		(46,409)		(47,766)	2.92%			(134,850)		(138,534)	2.73%
Gross profit		19,675		22,008	11.86%			55,974		62,879	12.34%
Operating income		11,120		13,536	21.73%			32,045		38,149	19.05%
Profit attributable to equity holders		10,099		12,032	19.14	%(1)		28,749		33,842	17.72	%(1)
As a percentage of Revenue:
Selling and marketing expenses		6.60%		6.90%	(30) bps			6.81%		6.73%	8 bps
General and administrative expenses		6.34%		5.24%	110 bps			5.73%		5.55%	18 bps
Gross margins		29.77%		31.54%	177 bps			29.33%		31.22%	189 bps

	Wipro Limited and subsidiaries
	Three months ended December 31,			Nine months ended December 31,
			Year on			Year on
			Year			Year
	2008	2009	Change	2008	2009	Change
Operating margin	16.83%	19.40%	257 bps	16.79%	18.94%	215 bps
Earnings per share
Basic	6.94	8.25		19.78	23.23
Diluted	6.91	8.19		19.66	23.04

(1)	Our adjusted non-GAAP profit for the three months and nine months ended December 31, 2009 is Rs. 12,060 and Rs. 33,741, an increase of 19.58% and 16.65% over the three months and nine months ended December 31, 2008, respectively. See discussion below:
     Our revenue and operating income by business segment expressed in terms of percentages are provided below for the three months and nine months ended December 31, 2008 and 2009:

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2009	2008	2009
	(In Percentage)		(In Percentage)
Revenue:
IT Services and Products
IT Services	77	74	75	74
IT Products	13	15	13	15
Total	90	89	88	89
Consumer Care and Lighting	7	8	8	8
Others	3	3	4	3
	100	100	100	100

Operating income:
IT Services and Products
IT Services	94	90	92	91
IT Products	3	4	3	4
Total	97	94	95	95
Consumer Care and Lighting	6	6	6	6
Others	(3)	—	(1)	(1)
	100	100	100	100
Non-GAAP Financial Measures
     This Quarterly Report on Form 6-K contains, and future filings with the SEC may contain, non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.
     The following table provides our adjusted profit for the period, which is a non-GAAP financial measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner. This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS. In addition to this non-GAAP financial measure, readers should carefully review and evaluate our financial statements prepared in accordance with IFRS as well as the reconciliation of this non-GAAP financial measure with the most directly comparable IFRS financial measure.
     A reconciliation of adjusted non-GAAP profit, which excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, with profit as calculated and presented in accordance with IFRS, is as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2008		2009		2008		2009
Profit for the period as per IFRS	Rs.	10,099	Rs.	12,032	Rs.	28,749	Rs.	33,842
Adjustments:
Accelerated amortization of stock options that vest in a graded manner		(14)		28		175		(101)
Adjusted non-GAAP profit	Rs.	10,085	Rs.	12,060	Rs.	28,924	Rs.	33,741

     The Company believes that the presentation of this non-GAAP adjusted profit, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to the Company’s profit for the period. The Company considers a stock option award with a graded vesting schedule to be a single award and not multiple stock option awards. Further, the Company considers the services of the employee in each year, covered by the stock option award to be equally valuable and accordingly believes that straight line amortization reflects the economic substance of the stock awards. However, under IFRS, the Company records the related stock compensation expenses on an accelerated basis. Therefore, we believe that making available an adjusted profit number that excludes the impact of accelerated amortization from profit provides useful supplemental information to both management and investors about our financial and business trends.
     For our internal budgeting process, our management also uses financial statements that do not include the impact of accelerated amortization relating to stock options that vest in a graded manner. The management of the Company also uses non-GAAP adjusted profit, in addition to the corresponding IFRS measures, in reviewing our financial results.
     A material limitation associated with the use of non-GAAP profit as compared to the IFRS measure of profit is that it does not include costs which are recurring in nature and may not be comparable with the calculation of profit for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding IFRS financial measure and by providing a reconciliation to the corresponding IFRS measure.
Results of operations for the three months ended December 31, 2009 and 2008
•	Our total revenues increased by 5.58%. This was driven primarily by a 22%, 18% and 1% increase in revenue from our IT Products, Consumer Care and Lighting and IT Services business segments respectively. This increased revenue was partially offset by a decline of 5% in revenue from our Others segment, including reconciling items.

•	Our gross profit as percentage of our total revenue increased by 177 basis points (bps). This was primarily on account of an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 406 bps and an increase in gross profit as a percentage of revenue from our IT Services segment by 210 bps. This increase was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment and Others segment, including reconciling items.

•	Our selling and marketing expenses as a percentage of revenue has increased from 6.60% for the three months ended December 31, 2008 to 6.90% for the three months ended December 31, 2009. In absolute terms selling and marketing expenses have increased by 10.38%, primarily due to an increase in the Consumer Care and Lighting. This increase was partially offset by decline in the IT Products business segment and Others segment, including reconciling items.

•	Our general and administrative expenses as a percentage of revenue has declined from 6.34% for the three months ended December 31, 2008 to 5.24% for the three months ended December 31, 2009. In absolute terms the general and administrative expenses declined by 12.79%, primarily due to decline in the IT Services segment. This decline was partially offset by a increase in IT Products and Consumer Care and Lighting business segments.

•	As a result of the foregoing factors, our operating income increased by 21.73%, from Rs. 11,120 for the three months ended December 31, 2008 to Rs. 13,536 for the three months ended December 31, 2009.

•	Our finance and other income/(expense), net, increased from Rs. 452 for the three months ended December 31, 2008 to Rs. 721 for the three months ended December 31, 2009.

•	Our income taxes increased by Rs. 751, from Rs. 1,571 for the three months ended December 31, 2008 to Rs. 2,322 for the three months ended December 31, 2009. Adjusted for tax write-backs, our effective tax rate increased from 15% for the three months ended December 31, 2008 to 16.2% for the three months ended December 31, 2009. This increase was primarily due to an increase in the proportion of income subject to income taxes.

•	Our equity in earnings of affiliates for the three months ended December 31, 2008 and 2009 was Rs. 114 and Rs. 128, respectively. Equity in earnings of affiliates primarily relates to the equity in earnings of Wipro GE.

•	As a result of the foregoing factors, our profit attributable to equity holders increased by Rs. 1,933 or 19.14%, from Rs. 10,099 for the three months ended December 31, 2008 to Rs. 12,032 for the three months ended December 31, 2009.
Results of operations for the nine months ended December 31, 2009 and 2008

•	Our total revenues increased by 5.55%. This was driven primarily by a 15%, 14% and 5% increase in revenue from our IT Products, Consumer Care and Lighting and IT Services business segments respectively. This increased revenue was partially offset by a decline of 33% in revenue from our Others segment, including reconciling items.

•	Our gross profit as percentage of our total revenue increased by 189 bps. This was primarily on account of an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 512 bps, an increase in gross profit as a percentage of revenue from our IT Services segment by 150 bps and an increase in gross profit as a percentage of revenue from our IT Products segment by 101 bps. This increase was partially offset by a decline in gross profit as a percentage of revenue from our Others segment, including reconciling items.

•	Our selling and marketing expenses as a percentage of revenue has declined from 6.81% for the nine months ended December 31, 2008 to 6.73% for the nine months period ended December 31, 2009. In absolute terms selling and marketing expenses have increased by 4.24%, primarily due to an increase in the Consumer Care and Lighting segment. This increase was partially offset by a decline in the IT Services segment and Others, including reconciling items segment.

•	Our general and administrative expenses as a percentage of revenue has decreased from 5.73% for the nine months ended December 31, 2008 to 5.55% for the nine months ended December 31, 2009. In absolute terms the general and administrative expenses increased by 2.29%, primarily due to increased expenses in the IT Services segment, IT Products segment and Consumer Care and Lighting segment. This increase was partially offset by a decline in Others segment, including reconciling items.

•	As a result of the foregoing factors, our operating income increased by 19.05%, from Rs. 32,045 for the nine months ended December 31, 2008 to Rs. 38,149 for the nine months ended December 31, 2009.

•	Our finance and other income/(expenses), net, increased from Rs.1,001 for the nine months ended December 31, 2008 to Rs. 1,757 for the nine months ended December 31, 2009.

•	Our income taxes increased by Rs. 1,705, from Rs. 4,574 for the nine months ended December 31, 2008 to Rs. 6,279 for the nine months ended December 31, 2009. Adjusted for tax write-backs, our effective tax rate increased from 14.2% for the nine months ended December 31, 2008 to 16.7% for the nine months ended December 31, 2009. The increase is primarily attributable to non-recognition of tax benefits in respect of losses incurred in certain overseas subsidiaries and increase in proportion of income subject to income taxes.

•	Our equity in earnings of affiliates for the nine months ended December 31, 2008 and 2009 was Rs. 327 and Rs. 354, respectively. Equity in earnings of affiliates primarily relates to the equity in earnings of Wipro GE.

•	As a result of the foregoing factors, our profit attributable to equity holders increased by Rs. 5,093 or 17.72%, from Rs. 28,749 for the nine months ended December 31, 2008 to Rs. 33,842 for the nine months ended December 31, 2009.
Segment Analysis
IT Services
     We provide IT Services to our customers located in various markets around the world. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. We also provide business process outsourcing or BPO services. Our service offerings within business process outsourcing area include customer interaction services, finance and accounting services and business process improvement services for repetitive processes.
     Our IT Services segment accounted for 77% and 74% of our revenue for the three months ended December 31, 2008 and 2009, respectively and 75% and 74% of our revenue for the nine months ended December 31, 2008 and 2009, respectively. Our IT Services segment accounted for 94% and 90% of our operating income for the three months ended December 31, 2008 and 2009, respectively and 92% and 91% of our operating income for the nine months ended December 31, 2008 and 2009, respectively.

	Three months ended				Year on	Nine months ended				Year on
	December 31,				Year	December 31,				Year
	2008		2009		Change	2008		2009		Change
Revenue	Rs.	50,787	Rs.	51,648	1.70%	Rs.	142,306	Rs.	149,894	5.33%
Gross profit		16,670		18,038	8.21%		46,832		51,578	10.13%
Selling and marketing expenses		(2,612)		(2,744)	5.05%		(8,062)		(7,526)	(6.65)%

	Three months ended		Year on	Nine months ended		Year on
	December 31,		Year	December 31,		Year
	2008	2009	Change	2008	2009	Change
General and administrative expenses	(3,636)	(3,113)	(14.38)%	(9,243)	(9,361)	1.28%
Operating income	10,422	12,181	16.88%	29,527	34,691	17.49%
As a percentage of Revenue:
Selling and marketing expenses	5.14%	5.31%	(17) bps	5.67%	5.02%	65 bps
General and administrative expenses	7.16%	6.03%	113 bps	6.50%	6.25%	25 bps
Gross margin	32.82%	34.92%	210 bps	32.91%	34.41%	150 bps
Operating margin	20.52%	23.58%	306 bps	20.75%	23.14%	239 bps
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 50,608 and Rs. 51,463 for the three months ended December 31, 2008 and 2009 respectively and Rs. 142,986 and Rs. 150,727 for the nine months ended December 31, 2008 and 2009, respectively.
Results of operations for the three months ended December 31, 2009 and 2008
•	Our revenue from IT Services increased by 1.7%. In USD terms our revenue increased by 2% from $1,100 million to $1,127 million. Our average USD/INR realization declined from Rs. 46.17 for the three months ended December 31, 2008 to Rs. 45.84 for the three months ended December 31, 2009.
This increase of 2% was primarily due to a 23% increase in revenue from healthcare services and a 21% increase in revenue from energy and utilities services. Revenues from financial services have increased by 2%. This was partially offset by a 7% decline in revenue from technology, media and telecom services. In our IT Services segment, we added 31 new clients during the three months ended December 31, 2009.
•	Our gross profit as a percentage of our revenue from IT Services segment increased by 210 bps. The improvement in gross margin as percentage of revenue is primarily on account of higher onsite price realization during the three months ended December 2009 as compared to three months ended December 2008.
The onsite price realization improved approximately 6.63% during the three months ended December 31, 2009. Further, our average utilization of billable employees improved from 69.8% for the three months ended December 31, 2008 to 73.2% for the three months ended December 31, 2009. This was partially offset by decline in off-shore price realization by approximately 1.45%.
•	Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 5.14% for the three months ended December 31, 2008 to 5.31% for the three months ended December 31, 2009. This is primarily attributable to the increase in the number of sales personnel. This is partially offset by the decline in expenses on account of cost rationalization measures adopted by the company.
•	General and administrative expenses as a percentage of revenue from our IT Services segment decreased from 7.16% for the three months ended December 31, 2008 to 6.03% for the three months ended December 31, 2009. The decline in general and administrative expenses is primarily attributable to higher provision for doubtful debts during the three months ended December 31, 2008.
•	As a result of the above, operating income of our IT Services segment increased by 16.88%.
Results of operations for the nine months ended December 31, 2009 and 2008
•	Our revenue from IT Services increased by 5.33%. In USD terms our revenue decreased by 1.61% from $3,277 million to $3,224 million. Our average USD/INR realization increased from Rs. 43.40 for the nine months ended December 31, 2008 to Rs. 46.49 for the nine months ended December 31, 2009.
This decline of 1.61% was primarily due to a 12% decline in revenue from technology, media and telecom services, a 2% decline in revenue from financial services. This was partially offset by 9% increase in revenue from retail and transportation services and a 3% increase in revenue from manufacturing services. In our IT Services segment, we added 94 new clients during the nine months ended December 31, 2009.
•	Our gross profit as a percentage of our revenue from our IT Services segment increased by 150 bps. The improvement in gross margin as percentage of revenue is primarily on account of improvement in average USD/INR realization and higher onsite price realization during the nine months ended December 2009 as compared to nine months ended December 2008.

The onsite price realization improved approximately 3.15% during the nine months ended December 31, 2009. Further, our average utilization of billable employees improved from 69.32% for the nine months ended December 31, 2008 to 71.33% for the nine months ended December 31, 2009. This was partially offset by decline in off-shore price realization by approximately 1.47%.

•	Selling and marketing expenses as a percentage of revenue from our IT Services segment declined from 5.67% for the nine months ended December 31, 2008 to 5.02% for the nine months ended December 31, 2009. This is primarily attributable to cost rationalization measures adopted by the company; for example we used video conferencing and virtual meeting tools to reduce our travel spends. Further, our integrated service offering approach resulted in lower selling and marketing expense as a percentage of revenue from our IT Services segment.

•	General and administrative expenses as a percentage of revenue from our IT Services segment declined from 6.50% for the nine months ended December 31, 2008 to 6.25% for the nine months ended December 31, 2009. The decline in general and administrative expenses in absolute terms is primarily due to a higher provision for doubtful debts during the nine months ended December 31, 2008 and decline in other expenses, which is attributable to cost rationalization measures.

•	As a result of the above, operating income of our IT Services segment increased by 17.49%.
IT Products
     We leverage our strong distribution channel to sell a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software. Our IT Products segment accounted for 13% and 15% of our revenue for the three months ended December 31, 2008 and 2009, respectively and 13% and 15% of our revenue for the nine months ended December 31, 2008 and 2009, respectively. Our IT Products segment accounted for 3% and 4% of our operating income for the three months ended December 31, 2008 and 2009, respectively and 3% and 4% of our operating income for the nine months ended December 31, 2008 and 2009, respectively.

					Year on					Year on
	Three months ended				Year	Nine months ended				Year
	December 31,				Change	December 31,				Change
	2008		2009			2008		2009
Revenue	Rs.	8,269	Rs.	10,114	22.31%	Rs.	25,516	Rs.	29,305	14.85%
Gross profit		995		1,158	16.38%		2,589		3,270	26.30%
Selling and marketing expenses		(407)		(324)	(20.40)%		(1,000)		(1,017)	1.70%
General and administrative expenses		(187)		(232)	24.06%		(518)		(749)	44.59%
Operating income		401		602	50.12%		1,071		1,504	40.43%

As a Percentage of Revenues:
Selling and marketing expenses		4.92%		3.20%	172 bps		3.92%		3.47%	45 bps
General and administrative expenses		2.26%		2.29%	(3) bps		2.03%		2.56%	(53) bps
Gross margin		12.03%		11.45%	(58) bps		10.15%		11.16%	101 bps
Operating margin		4.85%		5.95%	110 bps		4.20%		5.13%	93 bps
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 8,230 and Rs. 10,045 for the three months ended December 31, 2008 and 2009, respectively and Rs. 25,570 and Rs. 29,492 for the nine months ended December 31, 2008 and 2009, respectively.
Results of operations for the three months ended December 31, 2009 and 2008
•	Our revenue from the IT Products segment increased by 22.31% primarily due to higher demand for IT Products in India and Middle East markets.

•	Our gross profit as a percentage of our revenue of our IT products segment declined by 58 bps.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment has declined from 4.92% for the three months ended December 31, 2008 to 3.20% for the three months ended December 31, 2009. In absolute terms selling and marketing expenses decreased by Rs. 83.

•	General and administrative expenses as a percentage of revenue from our IT Products segment has increased marginally from 2.26% for the three months ended December 31, 2008 to 2.29% for the three months ended December 31, 2009. In absolute terms general and administrative expenses increased by Rs. 45.

•	As a result of the above, operating income of our IT products segment increased by 50.12%.
Results of operations for the nine months ended December 31, 2009 and 2008
•	Our revenue from the IT Products segment increased by 14.85% primarily due to higher demand for IT Products in India and Middle East markets.

•	Our gross profit as a percentage of our revenue of our IT products segment increased by 101 bps. This increase is primarily due to increase in proportion of revenues from outsourcing and system integration contracts, which are higher value added services.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment has declined marginally from 3.92% for the nine months ended December 31, 2008 to 3.47% for the nine months ended December 31, 2009. In absolute terms selling and marketing expenses increased by Rs. 17.

•	General and administrative expenses as a percentage of revenue from our IT Products segment has increased from 2.03% for the nine months ended December 31, 2008 to 2.56% for the nine months ended December 31, 2009. In absolute terms general and administrative expenses increased by Rs. 231.

•	As a result of the above, operating income of out IT products segment increased by 40.43%.
Consumer Care and Lighting
     We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products. With the acquisitions of Unza group and Yardley, we are increasing our presence in personal care products sector in South East Asia and Middle East. Our Consumer Care and Lighting segment accounted for 7% and 8% of our revenue for the three months ended December 31, 2008 and 2009, respectively and 8% of our revenue for each of the nine months ended December 31, 2008 and 2009, respectively. Our Consumer Care and Lighting segment accounted for 6% of our operating income for each of the three months ended December 31, 2008 and 2009, respectively and 6% of our operating income for each of the nine months ended December 31, 2008 and 2009, respectively.

					Year on					Year on
	Three months ended				Year	Nine months ended				Year
	December 31,				Change	December 31,				Change
	2008		2009			2008		2009
Revenue	Rs.	4,864	Rs.	5,743	18.07%	Rs.	14,447	Rs.	16,500	14.21%
Gross profit		2,085		2,695	29.26%		6,259		7,992	27.69%
Selling and marketing expenses		(1,207)		(1,630)	35.05%		(3,512)		(4,741)	34.99%
General and administrative expenses		(257)		(317)	23.35%		(851)		(979)	15.04%
Operating income		621		748	20.45%		1,896		2,272	19.83%

As a Percentage of Revenues:
Selling and marketing expenses		24.81%		28.38%	(357) bps		24.31%		28.73%	(442) bps
General and administrative expenses		5.28%		5.52%	(24) bps		5.89%		5.93%	(4) bps
Gross margin		42.87%		46.93%	406 bps		43.32%		48.44%	512 bps
Operating margin		12.77%		13.02%	24 bps		13.12%		13.77%	65 bps

     We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products. With the acquisition of Unza and Yardley, our strategy is to sustain and expand our market share in south-east Asia and Middle East and introduce premium personal care products of Unza in the Indian markets.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 4,865 and Rs. 5,750 for the three months ended December 31, 2008 and 2009, respectively and Rs. 14,455 and Rs. 16,511 for the nine months ended December 31, 2008 and 2009, respectively.
Results of operations for the three months ended December 31, 2009 and 2008
•	Our Consumer Care and Lighting revenue increased by 18.07%. This increase is attributable to 11.52% growth in revenues in south-east Asian markets primarily from growth in revenues from personal care products and 20.65% growth in revenues in Indian markets.

The growth in revenues in Indian markets is primarily due to increase in revenue from toilet soap products partially offset by decline in revenues from lighting and furniture products.

•	Our gross profit as a percentage of our revenues from Consumer Care and Lighting segment increased by 406 bps. The expansion in gross margins is primarily due to decrease in input costs and change in the mix in favor of products which typically have higher gross margins.

•	Selling and marketing expense as percentage of revenue from our Consumer Care and Lighting segment has increased from 24.81% for the three months ended December 31, 2008 to 28.38% for the three months ended December 31, 2009. This increase is primarily due to higher brand promotion and advertisement spends in select geographies.

•	General and administrative expense as a percentage of revenue from our Consumer Care and Lighting segment has increased marginally from 5.28% for the three months ended December 31, 2008 to 5.52% for the three months ended December 31, 2009. In absolute terms general and administrative expenses increased by Rs. 60.

•	As a result of the above, operating income of our Consumer Care and Lighting increased by 20.45%.
Results of operations for the nine months ended December 31, 2009 and 2008
•	Our Consumer Care and Lighting revenue increased by 14.21%. This increase is attributable to approximately 13.73% increase in revenue from personal care products sold in south-east Asian markets and 13.63% increase in revenue from consumer products sold in Indian markets.

The growth in revenues in Indian markets is primarily due to increase in revenue from toilet soap products partially offset by decline in revenues from lighting and furniture products.

•	Our gross profit as a percentage of our revenues from Consumer Care and Lighting segment increased by 512 bps. The expansion in gross margins is primarily due to decrease in input costs and change in the mix in favor of products which typically have higher gross margins.

•	Selling and marketing expense as percentage of revenue from our Consumer Care and Lighting segment has increased from 24.31% for the nine months ended December 31, 2008 to 28.73% for the nine months ended December 31, 2009. This increase is primarily due to higher brand promotion and advertisement spends in select geographies and increase in proportion of revenues from Unza which has higher selling and marketing costs. Selling and distribution expense as a percentage of our revenues is typically higher in Unza products.

•	General and administrative expense as a percentage of revenue from our Consumer Care and Lighting segment has increased marginally from 5.89% for the nine months ended December 31, 2008 to 5.93% for the nine months ended December 31, 2009. In absolute terms general and administrative expenses increased by Rs. 128. This increase is primarily due to expenses incurred by Unza.

•	As a result of the above, operating income of our Consumer Care and Lighting increased by 19.83%.

Others, including reconciling items
Results of operations for the three months ended December 31, 2009 and 2008
•	Revenue from our Others segment, including reconciling items, increased marginally by 4.8%, from Rs. 2,164 for the three months ended December 31, 2008 to Rs. 2,268 for the three months ended December 31, 2009. Our revenue from hydraulic cylinders and tipping gear systems business declined marginally by 1.2%. The decline in the revenues is attributable to slowdown in the global markets which has impacted the market for infrastructure engineering products in European markets.

•	Operating income/(loss) from our Others segment, including reconciling items, increased from a Rs. (322) for the three months ended December 31, 2008 to Rs. 4 for the three months ended December 31, 2009. This is primarily due to reversal of fringe benefit tax of Rs. 101 and lower losses in our hydraulic cylinders and tipping gear systems business during the three months ended December 31, 2009.
Results of operations for the nine months ended December 31, 2009 and 2008
•	Revenue from our Others segment, including reconciling items, decreased by 33.21%, from Rs. 8,555 for the nine months ended December 31, 2008 to Rs. 5,714 for the nine months ended December 31, 2009. This decrease was primarily driven by a decrease in revenue from our hydraulic cylinders and tipping gear systems business. The decline in the revenues is attributable to slowdown in the global markets which has impacted the market for infrastructure engineering products in India and Europe.

•	Operating income/(loss) from our Others segment, including reconciling items, decreased from Rs. (449) for the nine months ended December 31, 2008 to a Rs. (317) for the nine months ended December 31, 2009. This is primarily due to lower charge of Rs. 101 being the incremental impact of accelerated amortization of stock compensation expense recognized in the reconciling items and reversal of fringe benefit tax. This was partially offset by higher losses in our hydraulic cylinders and tipping gear systems business during the nine months ended December 31, 2009 primarily due to contraction in the sales volume of infrastructure engineering business due to the slowdown in the global market.
Foreign exchange gains / (losses), net
Foreign exchange gains/(losses), net, comprise:
•	exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within finance and other income/(expense), net); and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as cash flow hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items.
Finance and other income/(expenses), net
     Our finance income/(expenses), net includes interest and related expense on short-term borrowings from banks, short-term and long-term debt, exchange differences arising from the translation or settlement of debt denominated in foreign currency and changes in fair value of related derivative instruments and interest income on short-term deposits.
     Our other income/(expenses), net includes dividend income and realized gains/losses on available for sale investments.
Equity in earnings/losses of affiliates
     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
Income taxes
     Our profit for the period earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
     Currently, we benefit from certain tax incentives under the Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Software

Technology and Hardware Technology Parks and Special Economic Zones. We are currently also eligible for exemptions from other taxes, including customs duties.
     Software Technology and Hardware Technology Parks. An income tax deduction of 100 percent for profits derived from exporting information technology services for the first ten years from the commencement of provision of services. Previously, the tax holiday for these parks was scheduled to expire in stages with a mandated maximum expiry period of March 31, 2010. The Finance (No. 2) Act, 2009 has extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will now be available until the earlier of fiscal year 2011 or ten years after the commencement of a tax holiday for an individual undertaking..
     Special Economic Zone. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.
     As a result, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact laws in the future, which could impair the tax incentives which benefit our business.
     The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claim of the Company for years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against the said demand within the time limits permitted under the statute.
     In December 2009, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 6,757 (including interest of Rs. 2,050) for the financial year ended March 31, 2006. The Company has filed an objection against the said demand before the Dispute Resolution Panel and the Assessing officer within the time limits permitted under the statute.
     Considering the facts and nature of disallowance and the order of the first appellate authority upholding our claims for earlier years, we believe that the final outcome of the above disputes should be in our favour and there should not be any material impact on the financial statements.
     Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction is claimed under section 10A and 10B; consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of Rs. 126 and Rs. 384 has been recognized in the statement of financial position as of March 31 2009 and December 31, 2009, respectively. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of 10 years and set-off against future tax liabilities computed under normal tax provisions.
     The Indian tax laws levy an additional income tax on companies called a “Fringe Benefit Tax” or FBT. Pursuant to this, companies are deemed to have provided fringe benefits to their employees if certain defined expenses and employee stock option expenses are incurred. These expenses, or a portion thereof, are deemed to be fringe benefits to the employees and subject a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Finance Act (No.2), 2009 has abolished the levy of FBT. The perquisites provided to the employees are taxable as salaries in the hands of employees.
Liquidity and Capital Resources
     The Company’s cash flow from operating, investing and financing activities, as reflected in the Unaudited Condensed Consolidated interim Statement of Cash Flows on page 9, is summarized in the table below:

	Nine months ended December 31,				Change
	2008		2009
Net cash provided by/(used in) continuing operations:
Operating activities	Rs.	26,375	Rs.	39,972	Rs.	13,597
Investing activities		(14,914)		(36,737)		(21,823)
Financing activities		(13,051)		(9,858)		3,193
Net change in cash and cash equivalents		(1,590)		(6,623)		(5,033)
Effect of exchange rate changes on cash and cash equivalent		485		(619)		(1,104)
     As of December 31, 2009, we had cash and cash equivalent and short-term investments of Rs. 82,418. Cash and cash equivalent and short-term investments, net of debt was Rs. 27,490. In addition we have unused credit lines of Rs. 59,500. To utilize these lines of credit we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows and through bank debt, as required.
     Cash provided by operating activities increased by Rs. 13,597, while profit for the period increased by Rs. 5,182 during the same period. The increase in cash provided by operating activities was primarily due to the non-cash charge of Rs. 4,397 on account of roll-over of cash flow hedges pursuant to our roll over hedging strategy. Further, the increase is also due to reduction in receivable days in the IT Services segment from 62 days in December 2008 to 60 days in December 2009. This was offset by increase in receivables in IT products business primarily due to sales growth and higher receivable days. Receivable days as of a reporting date is the proportion of receivables, adjusted for unbilled and unearned revenue to the revenues for the respective fiscal quarter multiplied by 90. Further, the increase is also due to the securitization of lease receivable of Rs. 2,568.
     During the nine months ended December 31, 2008, cash provided by operating activities was Rs. 26,375. The cash from operating activities was higher due to a tax refund of Rs. 2,914 received during the nine months ended December 31, 2008. In addition, an increase in accounts payable and accrued expenses resulting from better management of payable terms contributed to improvement in operating cash flows. The increase in cash provided by operating activities was also due to reduction in receivable days in the IT Services segment from 67 days in March 2008 to 62 days in December 2008. This was partially offset by cash losses of Rs. 7,529 on account of roll-over of cash flow hedges, pursuant to our roll-over hedging strategy.
     Cash used in investing activities for the nine months ended December 31, 2009 was Rs. 36,737. Cash provided by operating activities was utilized for the net purchase of investments and inter-corporate deposits amounting to Rs. 27,329 and payment for acquisitions amounting to Rs. 2,555. We also purchased property, plant and equipment amounting to Rs. 9,900, which was primarily driven by the growth strategy of the Company.
     Cash used in investing activities for the nine months ended December 31, 2008 was Rs. 14,914. Cash provided by operating activities was utilized for the net purchase of investments and inter-corporate deposits amounting to Rs. 4,886. We also purchased property, plant and equipment amounting to Rs. 12,248, which was primarily driven by the growth strategy of the Company.
     Cash used in financing activities for the nine months ended December 31, 2009 was Rs. 9,858 as against Rs. 13,051 for the nine months ended December 31, 2008. We have repaid loans and borrowings, net of Rs. 2,212 and paid dividend of Rs. 6,823.
     Cash used in financing activities for the nine months ended December 31, 2008 was Rs. 13,051. Cash generated from operations was utilized for net repayment of borrowings Rs. 4,483 and payment of dividend Rs. 6,828.
     We maintain debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 12 of our Notes to the unaudited condensed consolidated interim financial statements for more details on our borrowings.
     As discussed above, cash generated from operating activities is our primary source of liquidity. We believe that our cash and cash equivalent along with cash generated from operating activities would be sufficient to meet the repayment obligations in respect of debt / borrowings.
     As of December 31, 2009, we had contractual commitments of Rs. 3,544 ( $76 million) related to capital expenditures on construction or expansion of software development facilities, Rs. 7,588 ($ 164 million) related to non-cancelable operating lease obligations and Rs. 4,454 ( $96 million) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

     In relation to our acquisitions, a portion of the purchase consideration is payable upon achievement of specified earnings targets in future. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in future would generally be sufficient to fund the earn-out payments and our expansion plans.
     In the normal course of business, we transfer accounts receivables, net investment in sale-type finance receivable and employee advances (financial assets). Please refer Note 15 of our Notes to condensed consolidated financial statements.
     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
Contractual Obligations
     As of December 31, 2009, our purchase obligation increased by Rs. 1,199 and capital commitments and non-cancelable operating lease obligation decreased by Rs. 1,827 and Rs. 314, respectively when compared to the obligations reported in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC on May 18, 2009. There have been no material change in the contractual obligation table relating to obligations under capital leases, estimated interest payment, other long-term liabilities and repayment schedules thereof during the nine months ended December 31, 2009.
     Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation is cancelable, but we would incur a penalty on cancellation then the amount of the penalty is included as a purchase obligation.
     For these amounts, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present.
Trend Information
     IT Services. The shift in role of Information Technology (IT) from merely supporting business to transforming business, is driving productivity gains and helping create new business models. This has led to an increase in the importance of IT. The increasing acceptance of outsourcing and off-shoring of activities as an economic necessity has contributed to the continued growth in our revenue.
     The recent financial and credit crisis has resulted in an economic slowdown in US and Europe. In an economic slowdown, our clients could reduce, postpone or defer decisions on IT spending and outsourcing. However, the economic slowdown is gradually easing. According to advance estimates of Bureau of Economic Analysis, the US economy is estimated to have grown by 5.7% in fourth quarter of 2009. We anticipate that IT spends would stabilize/grow over a period of time. According to a recent report by Forrester Research “US and Global IT Market Outlook: Q4 2009” global IT market is expected to rise in 2010 by 8.1% in US dollars.
     We expect increased competition among IT companies, which may limit our ability to increase prices. We continually strive to differentiate ourselves from the competition by innovating service delivery models, adopting new pricing strategies and demonstrating our value proposition to clients to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
     Gross profit as a percentage of revenues in our IT Services segment for the nine months ended December 31, 2009 is 34.41%. We anticipate difficulties in significantly improving our gross profits, among other things, due to the following reasons:
•	Our limited ability to increase prices;

•	Increases in the proportion of services performed at client location; and

•	The impact of exchange rate fluctuations on our rupee realizations

     In response to the possible reduction in demand for IT services, pressure on gross margins and the increased competition from other IT services companies, we are focusing on;
•	Performance And Capital Efficiency (PACE) program- reduce capex spends, deliver process and application optimization and assume ownership of specific IT areas to reduce baseline IT spends for the client;

•	strengthening our delivery model;

•	cost containment initiatives and driving higher employee productivity;

•	aligning our resources to expected demand; and

•	increasing the utilization of our IT professionals.
     IT Products. In our IT Products business segment, we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, HP and Dell have identified India as a key focus area. Our gross margin in this business segment is also impacted by the proportion of our business derived from the sale of traded and manufactured products.
     Our IT Products business segment is also subject to seasonal fluctuations. Our revenue in this business segment is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment.
     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
     Our quarterly revenue, operating income and profit for the period have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
New accounting standards not yet adopted
     In January 2008, the IASB issued the revised standards IFRS 3, Business Combinations (“IFRS 3, (2008)”) and IAS 27 Consolidated and Separate Financial Statements (“IAS 27, (2008)”). The revisions result in several changes in the accounting for business combinations. IFRS 3 and IAS 27 will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. Historically, we have rarely entered into business combinations in which we did not fully acquire the target. Should this history continue, the main impacts from applying the revised IFRS 3 (2008) and IAS 27 (2008) should be those resulting from changes (if any) in acquired income tax risks in accordance with IAS 12 as well as additional expenses resulting from the new guidance in the revised IFRS 3 (2008), under which acquisition-related expenses are no longer to be recorded as part of the purchase price in a business combination. The amount of these expenses mainly depends on the number and size of our future business combinations as well as the extent of use of third-party resources in the acquisition process.
     In July 2008, the IASB issued an amendment to IAS 39, Financial Instruments: Recognition and Measurement: Eligible Hedged Items (“IAS 39”). The amendment addresses the designation of a one-sided risk in a hedged item in particular situations. The amendment applies to hedging relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. We are evaluating the impact of these amendments on our condensed consolidated financial statements.
     In April 2009, the IASB issued “Improvements to IFRSs” – a collection of amendments to twelve International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after April 1, 2010, although entities are permitted to adopt them earlier. We are currently determining the impact these amendments will have on our condensed consolidated financial statements.
Critical accounting policies
     Critical accounting policies are defined as those that in our view are the most important for portrayal of the Company’s financial condition and results and which place the most significant demands on management’s judgment.
Accounting estimates:
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required.
     In accounting for amortization of stock compensation, we estimate stock option forfeitures. Any revisions of our estimates could impact our results of operations and our financial position.
     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical cost or market value.
Revenue:
We derive revenue primarily from:

—	software development and maintenance services;

—	BPO services; and

—	Sale of IT and other products.
a)	Services: We recognise revenue when the significant terms of the arrangement are enforceable, services are being delivered and the collectability is reasonably assured. The method for recognizing revenues and costs depends on the nature of the services rendered:
(i)	Time and materials contracts: Revenues and costs relating to time and materials contracts are recognized as the related services are rendered.

(ii)	Fixed-price contracts: Revenues from fixed-price contracts, including systems development and integration contracts are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Costs which relate to future activity on the contract are recognized as contract work in progress. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the income statement in the period in which such losses become probable based on the current contract estimates.

‘Unbilled revenues’ represent cost and earnings in excess of billings as at the end of the reporting period. ‘Unearned revenues’ included in other current liabilities represent billing in excess of revenue recognized.

(iii)	Maintenance contract: Revenue from maintenance contracts is recognized ratably over the period of the contract using the percentage of completion method.
b)	Products: Revenue from products are recognized when:
—	we have transferred the significant risks and rewards of ownership to the buyer;

—	continuing managerial involvement usually associated with ownership and effective control have ceased;

—	amount of revenue can be measured reliably;

—	it is probable that economic benefits associated with the transaction will flow to the Company; and

—	costs incurred or to be incurred in respect of the transaction can be measured reliably.
c)	Multiple element arrangements: We allocate revenue to each separately identifiable component of the transaction based on the guidance in IAS 18. The total arrangement consideration is allocated to such components based on their relative fair values.

d)	Others: The company accounts for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale.

Revenues are shown net of sales tax, value added tax, service tax and applicable discounts and allowances. Revenue includes excise duty and shipping and handling costs.

Income tax:
     Income tax comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.
a)	Current income tax: As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for that period. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

b)	Deferred income tax: We recognise deferred income tax using the balance sheet approach. Deferred tax is recognized on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. We recognise a deferred tax asset only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to review of probable utilization.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

We recognize deferred income tax liabilities for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
c)	Others: We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code and regulations contained therein. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.
Share based payment transaction:
     Our employees receive remuneration in the form of equity instruments, for rendering services over a defined vesting period. Equity instruments granted is measured by reference to the fair value of the instrument at the date of grant. Since these are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recorded by a compensating increase to the share based payment reserve, a component of equity.
     The equity instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of respective tranches (accelerated amortization). The stock compensation expense is determined based on our estimate of equity instruments that will eventually vest.
Derivative financial instruments
     Although our functional currency is the Indian rupee, we transact a significant portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period generally using the dollar offset method.
     Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivatives as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.
     As of December 31, 2009, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
     Derivatives are recognized initially at fair value; attributable transaction costs are recognized in statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
a)	Cash flow hedges: Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in statement of income. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity is transferred to statement of income upon the occurence of the forecasted transaction.

b)	Hedges of net investment in foreign operations: We designate derivative financial instruments as hedges of net investments in foreign operations. We have also designated a combination of foreign currency denominated borrowings and related cross currency swaps as hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instrument and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized directly in equity to the extent that the hedge is effective. The cumulative gain or loss previously recognized in equity is transferred to statement of income upon sale or disposal of the related net investment in foreign operation. To the extent that the hedge is ineffective, changes in fair value are recognized in statement of income.

c)	Others: Changes in fair value for derivatives not designated as hedging derivatives are recognized in consolidated statements of income of each period.
Business combination, goodwill and intangible assets:
     Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values at the date of acquisition.
a)	Goodwill: Goodwill is initially measured at cost being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized immediately in the income statement.

Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represent the lowest level at which goodwill is monitored for internal management purposes.

We use market related information, estimates (generally risk adjusted discounted cash flows) to determine the fair values. Cash flow projection take into account past experience and represents management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment

b)	Intangible: Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite lives are amortized over the estimated useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and consumed. These estimates are reviewed at least at each financial year end. Intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually and written down to the fair value as required.

     The estimated useful lives of the amortizable intangibles assets are as follows:

Category	Useful life
Customer-related intangibles	2 to 6 years
Marketing related intangibles	20 to 30 years
Item 3. Quantitative and Qualitative Disclosure about Market Risk.
Please refer to Note 15 to our Notes to unaudited condensed consolidated financial statements for discussion on market risk.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
     Based on their evaluation as of December 31, 2009, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions about required disclosure.
Change in internal controls
     During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II — OTHER INFORMATION
Item 1. Legal Proceedings.
     The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduct ion claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claim of the company for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against t he said demand within the time limits permitted under the statute.
     In December 2009, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 6,757 (including interest of Rs. 2,050) for the financial year ended March 31, 2006. The Company has filed an objection against the said demand before the Dispute Resolution Panel and the Assessing officer within the time limits permitted under the statute.
     Considering the facts and nature of disallowance and the order of the first appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material impact on the financial statements.
Item 1A. Risk Factors.
     This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 have not materially changed.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
     None
Item 3. Defaults Upon Senior Securities.
     None
Item 4. Submission of Matters to a Vote of Security Holders
     None
Item 5. Other Information
     None

Item 6. Exhibits.

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended December 31, 2009.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000 and amended exhibits filed with the Registrant’s Form 6-K (File No. 001-16139) filed with the SEC on July 30, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2010	WIPRO LIMITED
/s/ Suresh C. Senapaty
Suresh C. Senapaty Chief Financial Officer and Director